Exhibit 99.1

BARRICK GOLD CORPORATION

Brookfield Place
TD Canada Trust Tower, Suite 3700
P.O. Box 212

161 Bay Street
Toronto, Ontario
M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2007

Dated as of March 27, 2008

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	3

FORWARD-LOOKING INFORMATION	7

SCIENTIFIC AND TECHNICAL INFORMATION	8

GENERAL INFORMATION	8

Incorporation	8
Subsidiaries	9
Areas of Interest	9
General Development of the Business	9
Transactions	12

NARRATIVE DESCRIPTION OF THE BUSINESS	16

Regional Business Units	16
North America	16
Australia Pacific	17
Africa	17
South America	17
Production	17
Mineral Reserves and Mineral Resources	18
Marketing and Distribution	28
Employees and Labor Relations	29
Competition	30

MATERIAL PROPERTIES	30

Goldstrike Property	30
Lagunas Norte Mine	36
Veladero Mine	40
Zaldívar Mine	45

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT	49

ENVIRONMENT AND CLOSURE	52

FINANCIAL RISK-MANAGEMENT	54

LEGAL MATTERS	57

Government Controls and Regulations	57

i

Legal Proceedings	59

RISK FACTORS	62

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	71

CONSOLIDATED FINANCIAL STATEMENTS	71

CAPITAL STRUCTURE	71

RATINGS	74

MARKET FOR SECURITIES	76

MATERIAL CONTRACTS	76

TRANSFER AGENTS AND REGISTRARS	77

DIVIDEND POLICY	77

DIRECTORS AND OFFICERS OF THE COMPANY	78

AUDIT COMMITTEE	85

Audit Committee Mandate	85
Purpose	85
Committee Responsibilities	85
Powers	88
Composition	89
Meetings	89
Composition of the Audit Committee	89
Participation on Other Audit Committees	91
Audit Committee Pre-Approval Policies and Procedures	91
External Auditor Service Fees	91

CONTROLS AND PROCEDURES	92

NON-GAAP FINANCIAL MEASURES	92

Total Cash Costs	92
Realized Price	95

ADDITIONAL INFORMATION	96

ii

GLOSSARY OF TERMS

Assay

 Analysis to determine the amount or proportion of the element of interest contained within a sample.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Ball mill

A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

By-product

A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

Carbonaceous

Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.

Carbon-in-leach (C-I-L)

A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.

Concentrate

A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.

Contango

The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

Crushing

Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Cut-off grade

The minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

Development

Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution

Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.

Doré

Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.

Grade

The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Grinding (Milling)

 Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).

Mineral reserve

See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.

Mineral resource

See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.

Mining claim

That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed entirely from a working that is open to the surface.

Ore

Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person

See “Scientific and Technical Information”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and Closure Costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from the molten metal.

Refractory material

Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.

Roasting

The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility

A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons

Short tons (2,000 pounds).

Total cash costs

See “Non-GAAP Financial Measures - Total Cash Costs”.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2007 and the exchange rate at December 31, 2007 were one Canadian dollar per 0.9304 and 1.0120 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2007 and the exchange rate at December 31, 2007 were one Australian dollar per 0.8389 and 0.8816 U.S. dollars, respectively.

Barrick Gold Corporation (“Barrick” or the “Company”) prepares its financial statements in accordance with the United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with U.S. GAAP. The consolidated financial statements of the Company for the year ended December 31, 2007 (the “Consolidated Financial Statements”) are incorporated by reference in this Annual Information Form. The Consolidated Financial Statements are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve.  For U.S. reporting purposes, as at December 31, 2007, the mineralization at the Pueblo Viejo project was classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Annual Information Form, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, South Africa, Pakistan, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business –Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2007” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of, or has been reviewed by, Jacques McMullen, Senior Vice President, Technical Services of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties, and the exploration programs described in this Annual Information Form, are prepared and/or designed and carried out under the supervision of Robert Krcmarov, Vice President, Global Exploration of Barrick.

Each of Messrs. McMullen, Allan, Sims and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “– Transactions”). Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 27, 2008 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 27, 2008 is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the largest gold mining company in the world in terms of production, reserves and market capitalization. The Company has operating mines or projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan, Russia, South Africa and Tanzania. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s flagship Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base to ensure growth in reserves and production, and now also operates in South America, Africa, Australia, Papua New Guinea, Pakistan and Russia.

Barrick has employed a growth strategy that involves acquisitions, a district development program and exploration. In 2006, Barrick completed the acquisition of Placer Dome, which included 12 mines and 4 significant projects.  In connection with the acquisition of Placer Dome, Barrick completed the sale to Goldcorp Inc. of all of Placer Dome’s Canadian properties and operations, including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project.  Barrick sold its interest in the South Deep mine, acquired in connection with the Placer Dome acquisition, in late 2006. For details of Barrick’s more recent acquisitions, see “–Transactions”.

Barrick’s exploration strategy includes both its district development program and its early stage exploration program.  The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Goldstrike Underground mine and related mineral deposits on the Goldstrike property and added additional resources at several of its operations. In the years leading up to 2003, exploration spending across the mining industry, particularly among junior companies, was in a state of general decline. During this same period, Barrick increased its exploration activities and engaged in early stage exploration in four major areas: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery of the Lagunas Norte deposit in the Alto Chicama District in Peru in 2002. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities in the United States, Canada, Peru, Tanzania, Australia, Argentina, Chile, Papua New Guinea, Russia, Pakistan and South Africa. For additional information regarding Barrick’s exploration programs, see “Exploration, Development and Business Development”.

Through a combination of acquisitions and its exploration program, Barrick has a project pipeline consisting of ten projects at varying stages of development.  The successful development of Barrick’s projects is expected to have a significant impact on Barrick’s future operations.  Reflecting higher activity at its Reko Diq, Kabanga, Sedibelo, Cerro Casale and Kainantu projects, Barrick expects its 2008 project development expenses to increase from 2007.

As a result of the continued development of its projects, in particular, at Pueblo Viejo, Buzwagi and Cortez Hills, Barrick expects 2008 capital expenditures to increase significantly from 2007.  For 2008, subject to permitting and other matters, the timing of which is not in Barrick’s control, Barrick expects to spend $1.5 - $1.7 billion on capital expenditures for its projects.  For additional information regarding Barrick’s projects, see “Exploration, Development and Business Development”.

In 2005, overall gold production increased from 2004 levels as Barrick’s Lagunas Norte and Veladero mines commenced operations in the second half of 2005. In 2006, with its acquisition of Placer Dome, Barrick produced 8.64 million ounces of gold and 367 million pounds of copper.  Prior to 2006, Barrick did not produce a significant amount of copper.  In 2007, Barrick’s production was 8.06 million ounces of gold and 402 million pounds of copper, with total cash costs of $350 per ounce and $0.83 per pound, respectively.  The processing of lower average ore grades and higher waste stripping contributed to the decrease in 2007 gold production from 2006 (see also “Narrative Description of the Business – Production”).

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2007	2006(5)
		(thousands of ounces)	(thousands of ounces)
North America
Goldstrike Property, Nevada
Goldstrike Open Pit	100%	1,216	1,388
Goldstrike Underground	100%	413	477
Goldstrike Property total		1,629	1,865
Eskay Creek Mine, British Columbia	100%	68	113
Round Mountain Mine, Nevada(2)	50%	289	340
Hemlo Property, Ontario (2)	50%	169	205
Marigold Mine, Nevada (2)	33%	47	50
Bald Mountain Mine, Nevada	100%	123	273
Cortez Mine, Nevada (2, 9)	60%	323	253
Turquoise Ridge Mine, Nevada (2)	75%	184	180
Golden Sunlight Mine, Montana	100%	198	93
Ruby Hill Mine, Nevada (6)	100%	154	—
Storm Mine, Nevada (2, 7)	60%	17	—
		3,201	3,372

South America
Veladero Mine, Argentina	100%	473	511
Pierina Mine, Peru	100%	520	509
Lagunas Norte Mine, Peru	100%	1,086	1,084
		2,079	2,104
Australia Pacific
Plutonic Mine, Western Australia	100%	208	237
Darlot Mine, Western Australia	100%	120	137
Lawlers Mine, Western Australia	100%	115	110
Kalgoorlie Mine, Western Australia (2)	50%	304	338
Granny Smith Mine, Western Australia	100%	175	295
Kanowna Mine, Western Australia	100%	362	477
Osborne Mine, Queensland, Australia	100%	42	30
Henty Mine, Tasmania	100%	70	68
Cowal Mine, Central New South Wales, Australia (3)	100%	240	122
Porgera Mine, Papua New Guinea (2,8)	95%	487	406
		2,123	2,220
Africa
Bulyanhulu Mine, Tanzania	100%	243	330
Tulawaka Mine, Tanzania(2)	70%	125	98
North Mara Mine, Tanzania	100%	237	362
South Deep Mine, South Africa(2, 4)	50%	—	124
		605	914
Other		52	33
Company Total		8,060	8,643

(1)	Barrick’s interest is subject to royalty obligations at certain mines.
(2)	Barrick’s proportional share.
(3)	The Cowal mine commenced production in May 2006.
(4)	Barrick sold its interest in the South Deep mine in December 2006.
(5)	Barrick’s share of the acquired Placer Dome mines production reflects the results from January 20, 2006.
(6)	The Ruby Hill mine commenced production in February 2007.
(7)	The Storm mine commenced production in April 2007.
(8)	Barrick increased its interest in the Porgera mine from 75% to 95% in August 2007.
(9)	Barrick increased its interest in the Cortez mine from 60% to 100% in March 2008.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2007	2006(1)
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	315	308
Osborne Mine, Queensland, Australia	100%	87	59
Company Total		402	367

(1)                   Barrick’s share of the acquired Placer Dome mines production reflects the results from January 20, 2006.

See Note 4 “Segment Information” to the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007 (the “Management’s Discussion and Analysis”) for further information on the Company’s operating and geographic segments.

2008 gold production is targeted at approximately 7.6 to 8.1 million ounces at expected average total cash costs of $390 to $415 per ounce.  Lower gold production is expected in North America as a result of lower production at Golden Sunlight and Ruby Hill and the end of production from Eskay Creek, while production in South America, Australia and Africa is expected to be similar to 2007 levels.  A continuing trend of industry wide cost pressures from factors such as higher labor costs, higher energy costs and commodity prices, higher gold price related costs and a weakening U.S. dollar in addition to the effects, particular to the Company, of lower by-product silver credits due to the closure of Barrick’s Eskay Creek mine, are contributing to higher expected 2008 total cash costs per ounce.  2008 copper production is targeted at approximately 380 to 400 million pounds at expected total cash costs of approximately $1.15 to $1.25 per pound.  Copper cash costs are expected to be higher than 2007 due principally to higher energy and higher acid costs.

At December 31, 2007, proven and probable mineral reserves for Barrick were 124.6 million ounces of gold, with mineral resources of 50.6 million ounces of measured and indicated gold and 31.9 million ounces of inferred gold. Barrick also had proven and probable mineral reserves of 6.2 billion pounds of copper, with mineral resources of 5.4 billion pounds of measured and indicated copper and 15.4 billion pounds of inferred copper. For a breakdown of Barrick’s reserves and resources by category, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

Transactions

Acquisition of Additional 20% Interest in Porgera Mine

In August 2007, Barrick acquired an additional 20% interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited, for cash consideration of $259 million.  Following this transaction Barrick’s interest in the Porgera mine increased from 75% to 95%.  The Government of Papua New Guinea holds the remaining 5% undivided interest in the Porgera mine.   Barrick has entered into a call option deed regarding the possible sale of up to a 5% interest to the Government of Papua New Guinea, for the proportionate acquisition cost paid by Barrick. The call option deed expires in 2008.

Acquisition of Arizona Star Resource Corp.

In October 2007, Barrick commenced an offer to acquire the shares of Arizona Star Resource Corp. (“Arizona Star”).  Barrick concluded its offer for Arizona Star in December 2007, acquiring an approximate 94% interest in Arizona Star for cash consideration of approximately $730 million.  In March 2008, Barrick acquired the remaining shares of Arizona Star by way of a compulsory acquisition.  Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile.  Kinross Gold Corporation (“Kinross”) owns the remaining 49% of the Cerro Casale deposit.

Acquisition of Kainantu Mineral Property and Papua New Guinea Exploration Properties

In December 2007, Barrick completed the acquisition of the Kainantu mineral property and over 2,900 square kilometres of exploration licenses in Papua New Guinea from Highlands Pacific Limited for approximately $135 million in cash (net of $7 million held back pending renewal of certain exploration licenses).

Acquisition of Additional 40% Interest in Cortez Property

In March 2008, Barrick acquired an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc, for consideration of $1.695 billion in cash, a further $50 million payable if and when an additional 12 million ounces of contained gold resources are added to Barrick’s December 31, 2007 reserve statement for Cortez, and a sliding scale royalty payable to Rio Tinto on 40% of all Cortez production in excess of 15 million ounces on and after January 1, 2008.  This acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged the production and sale of gold, as well as related activities such as exploration and mine development.  Barrick also produces some copper and holds interests in a platinum group metals development project and a nickel development project, both located in Africa, and a platinum group metals project located in Russia.   Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this AIF, applies to each of its regional business units (“RBU”) (as described below) and Barrick as a whole.

Regional Business Units

Barrick has four RBUs: North America, South America, Australia Pacific, and Africa.  This structure reflects how Barrick manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of the mines and projects of each RBU.  Each region receives direction from Barrick’s corporate office, but has responsibility for all aspects of its business, such as strategy and sustainability of mining operations, including exploration, production and closure.  In 2007, recognizing the importance of its project pipeline to its long-term strategy of growing its business, Barrick expanded the capacity of the group responsible for the development and construction of the projects through the addition of experienced staff with the necessary specialized skill set associated with project management.  Efforts in this regard will continue in 2008 with a number of positions identified to be added to enhance Barrick’s capacity to deliver on the significant project pipeline in the coming years (for additional information regarding Barrick’s projects, see “Exploration, Development and Business Development”).  For details regarding 2007 production for the mines in each RBU, see “General Information – General Development of the Business”.  For additional details regarding each RBUs reserves and resources, see “ – Mineral Reserves and Resources”.  See also Note 4 “Segment Information” to the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007 (the “Management’s Discussion and Analysis”) for further financial and other information on the Company’s operating and geographic segments.

North America

Barrick’s North American operations consist of its Goldstrike property (a material property for the purposes of this AIF, see “Material Properties – Goldstrike Property”), its Cortez property (consisting of the Cortez mine and Cortez Hills project), its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Eskay Creek mine, its 50% interest in the Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Barrick’s North American projects are its 50% interest in the Donlin Creek project and its 60% interest in the Pueblo Viejo project.  In March 2008, Barrick acquired the remaining 40% of the Cortez property (including the Cortez Hills project) (see “General Information – Transactions – Acquisition of Additional 40% Interest in Cortez Property”).  In 2007, the region produced approximately 3.2 million ounces at total cash costs of $370 per ounce. In 2008, the region is expected to produce 3.0 to 3.15 million ounces at total cash costs of $450 to $465 per ounce.  Production is expected to be lower than 2007 primarily due to the mining of lower-grade ore.  Total cash costs per ounce are expected to be higher in 2008 due to the impact of lower production; lower silver credits due to the closure of Eskay Creek; increased labor rates; higher energy costs mainly due to higher oil prices; and higher royalties and production taxes as a result of higher gold prices.

Australia Pacific

Barrick’s Australia Pacific operations consist of its Cowal mine, its 50% interest in the Kalgoorlie mine, its operating mines located in the Yilgarn District in Western Australia (Plutonic, Darlot and Lawlers), its Granny Smith mine, its Henty mine, its Kanowna mine and its Osborne mine as well as its 95% interest in the Porgera mine and its Kainantu property, which are in Papua New Guinea.  During 2007, Barrick acquired an additional 20% interest in the Porgera mine and acquired the Kainantu mineral property and over 2,900 square kilometres of exploration licenses in Papua New Guinea (see “General Information – Transactions”).  In 2007, the region produced approximately 2.1 million ounces at total cash costs of $452 per ounce.  In 2008, the region is expected to produce 1.975 to 2.15 million ounces of gold at total cash costs of $450 to $475 per ounce.  Total cash costs per ounce are expected to be higher in 2008 due to higher currency hedge rates, higher oil prices, labor rate increases and higher royalty costs.

Africa

Barrick’s African operations are its Bulyanhulu mine, its 70% interest in the Tulawaka mine and its North Mara mine, each in Tanzania.  Barrick’s African projects are its Buzwagi and Kabanga projects, located in Tanzania, and its Sedibelo project, located in South Africa.  The Buzwagi project was approved for construction on August 1, 2007, and is expected to begin production in mid-2009 (see “Exploration Development and Business Development”).  In 2007, Sedibelo’s pre-feasibility was completed and Acceptance of the Mining Rights application was received from the Department of Minerals and Energy (see “Exploration Development and Business Development”).  The region produced approximately 600,000 ounces of gold in 2007 at total cash costs of $408 per ounce.  In 2008, the region is expected to produce 0.625 to 0.7 million ounces of gold at total cash costs of $380 to $400 per ounce.  Production is expected to increase primarily at Bulyanhulu, reflecting the expected resolution of labor issues, improved equipment availability, and higher ore grades. Total cash costs per ounce are expected to be lower in 2008, reflecting the increase in production levels.

South America

The South American RBU’s Lagunas Norte mine in Peru, Veladero mine in Argentina, and its Zaldívar copper mine in Chile are each material properties for the purposes of this AIF (see “Material Properties – Lagunas Norte, - Veladero, and - Zaldívar”) . Its other operation consists of its Pierina mine in Peru. Barrick’s South American development projects consists of the Pascua-Lama project in Chile and Argentina and its Cerro Casale project in Chile, which was acquired in connection with Barrick’s acquisition of Arizona Star (see “General Information – Transactions”).   In 2007, the region produced approximately 2.1 million ounces of gold, at total cash costs of $197 per ounce, and 315 million pounds of copper at total cash costs of $0.70 per pound.  In 2008, the South American RBU is expected to produce 1.95 to 2.05 million ounces of gold at total cash costs of $250 to $270 per ounce.  Production is expected to remain consistent with 2007, as higher production at Veladero is expected to be offset by lower production at Pierina.  Total cash costs per ounce are expected to be higher in 2008, mainly due to higher energy costs, labor rates and other cost increases.

Production

For the year-ended December 31, 2007, Barrick produced 8.06 million ounces of gold at average total cash costs of $350 per ounce and 402 million pounds of copper at average total cash costs of $0.83 per pound. Barrick’s 2008 gold production is targeted at approximately 7.6 to 8.1 million ounces at expected average total cash costs of $390 to $415 per ounce.  Lower gold production is expected in North America as a result of lower production at Golden Sunlight and Ruby Hill and the end of production from Eskay Creek, while production in South America, Australia and Africa is expected to be similar to 2007 levels.

A continuing trend of industry wide cost pressures from factors such as higher labor costs, higher energy costs and commodity prices, higher gold price related costs and a weakening U.S. dollar in addition to the effects, particular to the Company, of lower by-product silver credits due to the closure of Barrick’s Eskay Creek mine, are contributing to higher expected 2008 total cash costs per ounce.  2008 copper production is targeted at approximately 380 to 400 million pounds at expected total cash costs of approximately $1.15 to $1.25 per pound.  Copper cash costs are expected to be higher due principally to higher energy and higher acid costs.  See “Forward-Looking Information”.

Mineral Reserves and Mineral Resources

At December 31, 2007, Barrick’s total proven and probable gold mineral reserves were 124.6 million ounces. In aggregate, Barrick increased its total reserves from year-end 2006 by approximately 1.5 million ounces.  This increase in gold reserves is a combination of Barrick acquiring approximately 1.2 million contained ounces of gold reserves in connection with its acquisition of an additional 20% in its Porgera mine; adding approximately 9.8 million contained ounces of gold reserves (primarily attributable to additional reserves at Pueblo Viejo, Pascua Lama, Buzwagi; and Bulyanhulu; and producing 8.06 million ounces of gold (9.5 million contained ounces) (see “- Reconciliation of Mineral Reserves”).  At December 31, 2007, Barrick’s total proven and probable copper mineral reserves were 6.2 billion pounds. During 2007, Barrick produced 402 million pounds of copper (500 million contained pounds).  Barrick’s 2007 reserves and resources do not include its recently acquired interest in the Cerro Casale deposit due to insufficient time, after its acquisition in December 2007, to complete the work necessary to incorporate this deposit in year-end results (see “General Information – Transactions”).  In March 2008, Barrick acquired the remaining 40% interest in the Cortez property (see “General Information – Transactions”).  Barrick’s 2007 reserves and resources do not include the addition of approximately 4.6 million ounces of gold reserves and 1.4 million ounces of gold resources acquired with the remaining Cortez interest.

Except as noted below, 2007 reserves have been calculated using an assumed gold price of $575 (A$750) per ounce, an assumed silver price of $10.75 per ounce, an assumed copper price of $2.00 per pound and exchange rates of $1.15 C$/U.S.$ and $0.77 U.S.$/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Senior Vice President, Technical Services, Rick Allan, Senior Director, Mining, and Rick Sims, Senior Director, Resources and Reserves.  Such calculations incorporate then current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by Mr. McMullen, Mr. Allan and/or Mr. Sims, employees under their supervision, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Principal Regions”.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the

Securities Exchange Act of 1934, which (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “– Notes to the Mineral Reserves, Resources and Reconciliation Tables”).  For U.S. reporting purposes, as at December 31, 2007, the mineralization at the Pueblo Viejo project was classified as mineralized material.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

GOLD MINERAL RESERVES (1), (3), (4), (7), (10), (11)

	PROVEN			PROBABLE			TOTAL
As at December 31, 2007	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	64,828	0.119	7,734	30,086	0.148	4,460	94,914	0.128	12,194
Goldstrike Underground	2,623	0.493	1,293	4,800	0.293	1,407	7,423	0.364	2,700
Goldstrike Property Total	67,451	0.134	9,027	34,886	0.168	5,867	102,337	0.146	14,894
Pueblo Viejo (60%) (7)	7,233	0.105	757	121,892	0.094	11,501	129,125	0.095	12,258
Cortez (60%) (12)	9,342	0.127	1,186	77,115	0.074	5,698	86,457	0.080	6,884
Bald Mountain	73,449	0.025	1,827	54,644	0.023	1,232	128,093	0.024	3,059
Turquoise Ridge (75%)	6,239	0.477	2,978	2,190	0.402	880	8,429	0.458	3,858
Round Mountain (50%)	30,846	0.022	672	47,271	0.016	770	78,117	0.018	1,442
Ruby Hill	18,325	0.050	916	438	0.032	14	18,763	0.050	930
Hemlo (50%)	5,771	0.079	456	1,648	0.107	177	7,419	0.085	633
Marigold (33%)	14,767	0.021	311	16,339	0.020	320	31,106	0.020	631
Golden Sunlight	2,495	0.056	140	—	—	—	2,495	0.056	140
Eskay Creek	35	0.457	16	—	—	—	35	0.457	16
SOUTH AMERICA
Pascua-Lama	42,947	0.049	2,113	401,663	0.039	15,865	444,610	0.040	17,978
Veladero	30,352	0.030	910	358,093	0.030	10,750	388,445	0.030	11,660
Lagunas Norte	12,043	0.051	618	210,133	0.039	8,115	222,176	0.039	8,733
Pierina	14,681	0.029	432	25,427	0.025	641	40,108	0.027	1,073
AUSTRALIA PACIFIC
Porgera (95%) (14)	56,639	0.099	5,611	22,421	0.117	2,628	79,060	0.104	8,239
Kalgoorlie (50%)	45,859	0.052	2,399	33,553	0.065	2,190	79,412	0.058	4,589
Cowal	8,061	0.025	204	73,402	0.036	2,672	81,463	0.035	2,876
Plutonic	374	0.158	59	11,737	0.150	1,765	12,111	0.151	1,824
Kanowna	4,303	0.184	792	4,571	0.159	727	8,874	0.171	1,519
Darlot	2,228	0.124	276	2,980	0.127	379	5,208	0.126	655
Granny Smith	1,116	0.108	121	2,333	0.144	337	3,449	0.133	458
Lawlers	644	0.085	55	2,555	0.138	352	3,199	0.127	407
Henty	—	—	—	626	0.236	148	626	0.236	148
Osborne	1,755	0.024	42	2,426	0.016	40	4,181	0.020	82
AFRICA
Bulyanhulu	1,299	0.396	515	34,753	0.332	11,528	36,052	0.334	12,043
North Mara	22,828	0.100	2,289	13,633	0.096	1,305	36,461	0.099	3,594
Buzwagi	144	0.056	8	72,543	0.049	3,585	72,687	0.049	3,593
Tulawaka (70%)	300	0.100	30	439	0.449	197	739	0.307	227
OTHER	—	—	—	346	0.419	145	346	0.419	145
TOTAL	481,526	0.072	34,760	1,630,057	0.055	89,828	2,111,583	0.059	124,588

COPPER MINERAL RESERVES (1), (3), (4), (7), (11)

	PROVEN			PROBABLE			TOTAL
	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)
Based on attributable pounds	(000’s)%		(millions)	(000’s)%		(millions)	(000’s)%		(millions)
Zaldívar	221,808	0.566	2,510	328,001	0.537	3,521	549,809	0.548	6,031
Osborne	1,755	2.128	75	2,426	2.019	98	4,181	2.065	173
TOTAL	223,563	0.578	2,585	330,427	0.548	3,618	553,990	0.560	6,203

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

GOLD MINERAL RESOURCES (1), (2), (3), (5)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
As at December 31, 2007	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	20,561	0.052	1,072	13,971	0.051	716	1,788	5,014	0.064	321
Goldstrike Underground	893	0.431	385	3,236	0.301	974	1,359	2,747	0.371	1,020
Goldstrike Property Total	21,454	0.068	1,457	17,207	0.098	1,690	3,147	7,761	0.173	1,341
Pueblo Viejo (60%)	1,407	0.063	89	40,267	0.064	2,566	2,655	7,728	0.062	476
Cortez (60%) (12)	4,516	0.042	191	41,228	0.046	1,885	2,076	11,604	0.153	1,776
Bald Mountain	13,000	0.025	331	23,493	0.023	530	861	24,648	0.017	411
Turquoise Ridge (75%)	1,790	0.407	728	679	0.415	282	1,010	1,500	0.440	660
Round Mountain (50%)	4,911	0.024	116	11,972	0.021	250	366	15,665	0.015	237
Ruby Hill	3,067	0.071	217	135	0.207	28	245	6	0.333	2
Hemlo (50%)	1,357	0.101	137	1,614	0.139	224	361	3,298	0.122	402
Marigold (33%)	7,000	0.020	137	10,053	0.021	209	346	67,531	0.012	841
Golden Sunlight	7,346	0.055	404	954	0.049	47	451	48	0.021	1
South Arturo (60%)	—	—	—	10,757	0.070	752	752	367	0.022	8
Donlin Creek (50%) (13)	2,378	0.071	169	202,491	0.072	14,499	14,668	25,609	0.068	1,729
SOUTH AMERICA
Pascua-Lama	9,965	0.044	439	89,193	0.037	3,321	3,760	15,227	0.037	568
Veladero	1,572	0.018	28	25,772	0.018	475	503	96,223	0.012	1,191
Lagunas Norte	4,740	0.023	109	100,335	0.025	2,535	2,644	52,126	0.027	1,423
Pierina	2,775	0.017	47	9,705	0.015	147	194	159	0.025	4
AUSTRALIA PACIFIC
Porgera (95%) (14)	33,500	0.082	2,747	23,110	0.063	1,452	4,199	10,645	0.093	993
Kalgoorlie (50%)	1,655	0.055	91	1,180	0.071	84	175	1,212	0.173	210
Cowal	—	—	—	23,076	0.035	819	819	9,821	0.029	281
Plutonic	64	0.250	16	18,755	0.143	2,688	2,704	4,295	0.192	825
Kanowna	2,496	0.149	373	1,822	0.167	304	677	7,515	0.118	887
Darlot	460	0.126	58	3,071	0.120	370	428	222	0.180	40
Granny Smith	560	0.186	104	2,475	0.147	365	469	8,003	0.222	1,775
Lawlers	53	0.113	6	6,724	0.167	1,122	1,128	1,923	0.151	291
Henty	—	—	—	79	0.165	13	13	73	0.247	18
Osborne	1,425	0.025	36	2,177	0.028	61	97	4,760	0.019	89
Reko Diq (37.5%)	69,757	0.010	679	375,074	0.008	3,062	3,741	1,417,219	0.007	10,490
AFRICA
Bulyanhulu	—	—	—	1,516	0.427	647	647	10,253	0.459	4,704
North Mara	6,534	0.062	402	6,003	0.066	399	801	1,416	0.069	98
Buzwagi	56	0.036	2	19,937	0.030	606	608	947	0.045	43
Tulawaka (70%)	—	—	—	178	0.281	50	50	53	0.245	13
OTHER	—	—	—	—	—	—	—	370	0.295	109
TOTAL	203,838	0.045	9,113	1,071,032	0.039	41,482	50,595	1,808,227	0.018	31,936

COPPER MINERAL RESOURCES (1), (2), (3), (5)

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
As at December 31, 2007	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldívar	27,104	0.477	258	71,247	0.431	614	873	176,453	0.510	1,801
Osborne	1,425	2.214	63	2,177	1.782	78	141	4,760	1.440	137
Reko Diq (37.5%)	69,757	0.528	737	375,074	0.480	3,601	4,337	1,417,219	0.474	13,427
TOTAL	98,286	0.538	1,058	448,498	0.479	4,292	5,351	1,598,432	0.481	15,366

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (A)

	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Process recovery
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)%
NORTH AMERICA
Pueblo Viejo (60%) (7)	7,233	0.67	4,828	121,892	0.54	65,551	129,125	0.55	70,379	86.6%
Eskay Creek	35	25.60	896				35	25.60	896	90.3%
SOUTH AMERICA
Pascua-Lama	42,947	1.77	76,100	401,663	1.63	655,277	444,610	1.64	731,377	78.5%
Lagunas Norte	12,043	0.11	1,377	210,133	0.10	21,007	222,176	0.10	22,384	18.8%
Veladero	30,352	0.42	12,656	358,093	0.50	178,413	388,445	0.49	191,069	7.0%
Pierina	14,681	0.25	3,598	25,427	0.20	5,088	40,108	0.22	8,686	40.0%
AFRICA
Bulyanhulu	1,296	0.23	300	34,753	0.25	8,832	36,049	0.25	9,132	65.0%
TOTAL	108,587	0.92	99,755	1,151,961	0.81	934,168	1,260,548	0.82	1,033,923	64.1%

(A) Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (A)

	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Process recovery
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)%
NORTH AMERICA
Pueblo Viejo (60%) (7)	7,233	0.125	18.0	121,892	0.097	236.1	129,125	0.098	254.2	88.0%
SOUTH AMERICA
Pascua-Lama	42,947	0.094	81.0	401,663	0.072	581.5	444,610	0.074	662.5	57.7%
AFRICA
Buzwagi	144	0.148	0.4	72,543	0.121	174.9	72,687	0.121	175.3	77.6%
Bulyanhulu	1,296	0.441	11.4	34,753	0.611	424.7	36,049	0.605	436.1	85.0%
TOTAL	51,620	0.107	110.9	630,851	0.112	1,417.2	682,471	0.112	1,528.1	72.8%

(A) Copper is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED ZINC WITHIN REPORTED GOLD RESERVES (A)

	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Process recovery
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)%
NORTH AMERICA
Pueblo Viejo (60%) (7)	7,233	0.794	114.9	121,892	0.623	1,518.1	129,125	0.632	1,633.0	83.2%

(A) Zinc is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Ounces (9)	Tons	Grade (8)	Contained ozs (9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Eskay Creek	—	—	—	—	—	—	—	—	—	—
Pueblo Viejo (60%)	1,407	0.40	567	40,267	0.36	14,303	14,870	7,728	0.46	3,548
SOUTH AMERICA
Lagunas Norte	3,320	0.07	222	55,193	0.07	4,107	4,329	18,470	0.03	606
Pascua–Lama	9,965	0.60	6,001	89,193	0.52	46,171	52,172	15,227	0.72	11,039
Pierina	2,775	0.32	879	9,705	0.31	2,992	3,871	159	0.12	19
Veladero	1,572	0.47	737	25,772	0.43	10,988	11,725	96,223	0.39	37,364
AFRICA
Bulyanhulu	—	—	—	1,516	0.29	442	442	10,253	0.38	3,899
TOTAL	19,039	0.44	8,406	221,646	0.36	79,003	87,409	148,060	0.38	56,475

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES

	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
NORTH AMERICA Pueblo Viejo (60%)	1,407	0.078	2.2	40,267	0.070	56.5	58.7	7,728	0.046	7.1
SOUTH AMERICA Pascua-Lama	9,965	0.064	12.8	89,193	0.063	112.8	125.6	15,227	0.029	8.9
AFRICA Buzwagi	56	0.065	0.1	19,937	0.090	35.8	35.8	947	0.126	2.4
TOTAL	11,428	0.066	15.1	149,397	0.069	205.1	220.1	23,902	0.039	18.4

CONTAINED ZINC WITHIN REPORTED GOLD RESOURCES

	IN MEASURED (M)			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	IN INFERRED GOLD RESOURCES
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)
Based on attributable ounces	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
NORTH AMERICA Pueblo Viejo (60%)	1,407	0.574	16.2	40,267	0.409	329.5	345.6	7,728	0.258	39.8

NICKEL MINERAL RESOURCES

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)	Contained lbs (9)	Tons	Grade (8)	Contained lbs (9)
Based on attributable ounces	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(000’s)	(%)	(millions)
AFRICA Kabanga (50%)	—	—	—	5,131	2.350	241.2	241.2	21,385	2.800	1,197.5

PLATINUM MINERAL RESOURCES

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Ounces (9)	Tons	Grade (8)	Contained ozs (9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
RUSSIA Fedorova (50%)	—	—	—	31,231	0.01	262	262	51,873	0.01	312

PALLADIUM MINERAL RESOURCES

	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
For the year ended Dec. 31, 2007	Tons	Grade (8)	Contained ozs (9)	Tons	Grade (8)	Contained ozs (9)	Ounces (9)	Tons	Grade (8)	Contained ozs (9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
RUSSIA Fedorova (50%)	—	—	—	31,231	0.03	1,073	1,073	51,873	0.03	1,308

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Reconciliation of Mineral Reserves (1,7,10,11)
Based on attributable ounces

Gold Property (000’s of ounces) (9)	Mineral Reserves 12/31/2006 (6)	Processed in 2007	Increase (decrease)	Mineral Reserves 12/31/2007 (4)
NORTH AMERICA
Goldstrike Open Pit	13,122	1,424	496	12,194
Goldstrike Underground	2,834	460	326	2,700
Goldstrike Property Total	15,956	1,884	822	14,894
Pueblo Viejo (60%)(7)	10,873	—	1,385	12,258
Cortez (60%)(12)	6,691	484	677	6,884
Bald Mountain	3,457	153	-245	3,059
Turquoise Ridge (75%)	3,443	196	611	3,858
Round Mountain (50%)	1,952	300	-210	1,442
Ruby Hill	1,080	225	75	930
Hemlo (50%)	718	179	94	633
Marigold (33%)	708	48	-29	631
Golden Sunlight	376	251	15	140
Eskay Creek	103	86	-1	16
South Arturo	—	—	—	—
Donlin Creek (50%) (13)	—	—	—	—
SOUTH AMERICA
Pascua-Lama	16,988	—	990	17,978
Veladero	11,368	529	821	11,660
Lagunas Norte	8,804	1,368	1,297	8,733
Pierina	1,209	607	471	1,073
AUSTRALIA PACIFIC
Porgera (95%) (14)	7,067	596	1,768	8,239
Kalgoorlie (50%)	5,090	352	-149	4,589
Cowal	3,187	299	-12	2,876
Plutonic	2,247	231	-192	1,824
Kanowna	1,924	397	-8	1,519
Darlot	768	127	14	655
Granny Smith	690	200	-32	458
Lawlers	426	120	101	407
Henty	197	77	28	148
Osborne	155	53	-20	82
Reko Diq (37.5%)	—	—	—	—
AFRICA
Bulyanhulu	11,185	295	1,153	12,043
North Mara	3,276	275	593	3,594
Buzwagi	2,640	—	953	3,593
Tulawaka (70%)	330	133	30	227
OTHER	158	20	7	145
TOTAL	123,066	9,485	11,007	124,588

Copper	Mineral Reserves	Processed in	Increase	Mineral Reserves
Property(million pounds)(9)	12/31/2006 (6)	2007	(decrease)	12/31/2007 (4)
Zaldivar	5,690	409	750	6,031
Osbone	316	92	-51	173
TOTAL	6,006	501	698	6,203

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)

These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)	Mineral reserves and resources have been calculated as at December 31, 2007.

(4)

Mineral reserves have been calculated as at December 31, 2007 using an assumed gold price of $575 (A$750) per ounce, an assumed silver price of $10.75 per ounce, an assumed copper price of $2.00 per pound and exchange rates of $1.15 C$/$U.S. and $0.77 $U.S./A$. These assumed metal prices reflect the approximate prior 3 year average spot price of such metals. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(5)

Resources as at December 31, 2007 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $650 (A$845) per ounce, an assumed silver price of $11.50 per ounce and an assumed copper price of $2.25 per pound have been used in estimating resources.

(6)

Mineral reserves have been calculated as at December 31, 2006 using an assumed gold price of $475 (A$640) per ounce, a silver price of $8.50 per ounce, a copper price of $1.50 per pound and exchange rates of $1.21 C$/$U.S. and $0.74 $U.S./A$. Reserves at the Kalgoorlie property assumed a gold price of $500 (A$675) per ounce. Copper reserves at the Osborne property assumed a copper price of $1.75 per pound. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(7)

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2007, the mineralization at the Pueblo Viejo project was classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

(8)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)	Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.

(10)

Reserves as at December 31, 2007 include stockpile material totaling approximately 86.9 million tons, containing approximately 5.7 million ounces. Properties at which stockpile material represents more than 5% of the reported reserves are as follows:

			Contained
	Tons	Grade	Ounces
Property	(000’s)	(oz/ton)	(000’s)

Tulawaka	300	0.100	30
Cowal	7,962	0.024	188
Kalgoorlie	13,336	0.031	414
Lawlers	505	0.073	37
Porgera	25,107	0.071	1,781
Eskay Creek	30	0.300	9
Goldstrike	34,019	0.091	3,093
Round Mountain	3,575	0.021	75
Golden Sunlight	2,084	0.037	78

(11)                        The metallurgical recovery applicable at each property and the cut-off grades used to determine reserves as at December 31, 2007 are as follows:

	Metallurgical
	Recovery	Cut-off Grade
Gold Mine	(%)	(oz/ton)

Goldstrike Property
Open Pit	83.6	0.050-0.070
Underground	90.0	0.218-0.259

Pueblo Viejo	92.8	0.057-0.108
Cortez	80.3	0.005-0.271
Bald Mountain	74.5	0.010-0.104
Turquoise Ridge	92.0	0.320-0.363
Round Mountain	88.7	0.007-0.028
Ruby Hill	74.5	0.010-0.104
Hemlo Property
David Bell	93.9	0.205-0.245
Williams	93.9	0.027-0.122
Marigold	71.9	0.100-0.259
Golden Sunlight	71.0	0.025-0.074
Eskay Creek	79.2	0.292-1.044
Pascua-Lama	82.1	0.025-0.094
Veladero	73.9	0.012-0.020
Lagunas Norte	65.6	0.011-0.022
Pierina	83.3	0.010-0.011
Porgera	83.3	0.038-0.131
Kalgoorlie	85.3	0.026
Cowal	79.5	0.015-0.017
Plutonic	89.8	0.108
Kanowna	91.3	0.019-0.216
Darlot	96.5	0.058-0.118
Granny Smith	90.3	0.124

Lawlers	95.5	0.087-0.101
Henty	92.9	0.164
Osborne	76.4	0.036
Bulyanhulu	92.0	0.219-0.241
North Mara	83.5	0.032-0.039
Buzwagi	93.8	0.015-0.018
Tulawaka	94.5	0.056-0.158

	Metallurgical
	Recovery	Cut-off Grade
Copper Mine	(%)	(%)
Zaldívar	65.3	0.167
Osborne	89.6	0.72 -1.25

(12)	Barrick increased its interest in the Cortez mine from 60% to 100% in March 2008 (see “General Information - Transactions”).

(13)

In December 2007, Barrick increased its interest in the Donlin Creek project from 30% to 50%. 2007 resources for the Donlin Creek project reflect Barrick’s 50% interest. 2006 resources for the Donlin Creek project reflect Barrick’s 30% interest.

(14)

In August 2007, Barrick increased its interest in the Porgera mine from 75% to 95%. 2007 reserves and resources for the Porgera mine reflect Barrick’s 95% interest. 2006 reserves and resources for the Porgera mine reflect Barrick’s 75% interest.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, hedges against future inflation and portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world. The gold can be sold to various gold bullion dealers at market prices or delivered to meet commitments under gold sale contracts. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, automobiles, construction, and in consumer durables. Copper is traded on the London Metal Exchange (LME), the New York Commodity Exchange (COMEX) and the Shanghai Futures Exchange (SHFE).  The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials and (vi) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical.  During the past 15 years, COMEX prices per pound have ranged from a high of $4.076 to a low of 60.4 cents.  Copper prices traded in a range of $2.37 - $3.77 per pound in 2007, and averaged $3.23 per pound for the year.  In early 2007, prices declined on concerns about reduced demand from the U.S. and rising inventories.  However, continued strong demand from Asia supported prices and labor disruptions limited supply for short periods of time, resulting in price volatility.  Future copper prices are expected to be influenced by demand from Asia, global economic performance and production levels of mines and smelters.

Copper concentrates produced by the Osborne Mine are sold mainly to smelters in Japan and South Korea. At the Zaldívar Mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile.

Employees and Labor Relations

As at December 31, 2007, excluding contractors, Barrick employed approximately 15,300 employees worldwide, as well as approximately 2,500 employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, Papua New Guinea and Tanzania. Unions represent approximately 3,200 persons at the Company’s operations. Generally, management believes that labor relations at all locations are good.  However, in 2007, Barrick experienced labor disruptions at its Bulyanhulu mine, culminating in an illegal labor strike in the fourth quarter, resulting in the termination of 1,300 employees.  As a result of the reduced staff levels, the mine sequencing was revised, impacting the mine’s ability to access higher-grade areas and operate the plant at its full capacity.  The mine is in the process of increasing its staff levels in stages, and expects to return to normal production capacity in 2008.

Despite generally good labor relations, recent increased demand for skilled workers in the resource industry has led to high employee turnover at certain of Barrick’s operations. This competition for qualified employees may lead to workforce shortages.

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “ –Employees and Labor Relations”).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Goldstrike, Lagunas Norte, Veladero and Zaldívar mines as material properties. The following is a description of Barrick’s material properties.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property.  It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The Goldstrike Underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the Goldstrike Underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.  A total of approximately 1,600 employees work at the Goldstrike Open Pit and Goldstrike Underground mines.

As of December 31, 2007, the Goldstrike property comprised approximately 4,197 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and approximately 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public).   These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America.    Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage.  The Goldstrike Open Pit and Goldstrike Underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.

Geology

The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation.  The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Rodeo and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

Processing

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from both the Goldstrike Open Pit and Goldstrike Underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.  All operations permits have been obtained and are in good standing. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a significant portion of Goldstrike’s power requirements. In 2007, a modified pressure technology was successfully tested that will extend the life of the Goldstrike autoclaves by allowing them to process ore that would have previously been treated at the roaster facility.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State.   This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2007, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  The mine’s operations are compliant with the requirements of the International Cyanide Management Code.

At December 31, 2007, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 21 to the Consolidated Financial Statements), for the property was $98 million.  In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.  Major expenditure items covered by the asset retirement obligation are long term care and monitoring, surface contouring, waste dump closure and process facility demolition.  See “Environment and Closure”.

Exploration

In 2007, the exploration and development drilling program focused on the Banshee underground reserve delineation and Deep North Post resource delineation projects with positive results.  A total of 20,774 meters of underground and surface drilling were completed in 2007.  In 2008, the exploration group expects to focus on the East Banshee reserve delineation and Deep North Post and West Pit resource delineation drilling programs.  New drill targets are expected to be generated by continued relogging and remodeling of the geology across the property.

Goldstrike Open Pit Mine

The Goldstrike Open Pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. It produced 1,215,446 ounces of gold in 2007 at average total cash costs of $355 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 8 years.

Geology

The gold mineralization at Goldstrike Open Pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages.  The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation.  Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Drilling and Analysis

More than 6,500 drill holes have been completed within and around the Betze-Post deposit.  Approximately 69% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes.  Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53 meters and at Post is 46 meters.  Drill spacing in the North Screamer and West Barrel deposits is approximately 30 meters.  Almost all of the total drill hole footage has been sampled on 1.5 meter intervals and assayed for gold by the fire assay method with cyanide AA finish.  All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike.  Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories.  Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.  All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.

The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Royalties

Most of the property comprising the Goldstrike Open Pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.

Production Information

The following table summarizes certain production and financial information for the Goldstrike Open Pit mine for the periods indicated:

	Year ended December 31, 2007	Year ended December 31, 2006
Tons mined (000’s)	136,868	131,229
Tons of ore processed (000’s)	10,546	10,507
Average grade processed (ounces per ton)	0.135	0.152
Recovery rate (%)	85.5	86.9
Ounces of gold produced (000’s)	1,215	1,388
Average total cash costs per ounce(1)	$355	$289

(1)          For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures - Total Cash Costs”.

Goldstrike Underground Mine

The Goldstrike Underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the Goldstrike Open Pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996.  The Meikle orebody incorporates 5 mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the Goldstrike Open Pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002.  The Rodeo orebody includes four mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, and Barrel. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by a decline at the bottom of the Goldstrike Open Pit mine.

Two different underground mining methods are used at Goldstrike Underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent).  Goldstrike Underground mine is a trackless operation. Based on existing reserves and production capacity, the expected remaining mine life is 9 years.

The underground mine, which originally produced at a rate of approximately 2,000 tons of ore per day, averaged 3,562 tons per day in 2007 and 3,889 tons per day in 2006. Goldstrike Underground produced 413,186 ounces of gold in 2007 at average total cash costs of $431 per ounce.

Geology

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike Underground mine. In contrast to the Goldstrike Open Pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Drilling and Analysis

Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, Extension and West Griffin) commenced in 1995 and a total of 404,463 meters in 6,855 underground holes had been completed in and around the deposit as of December 31, 2007.  A total of 338 surface holes, for 157,608 meters, have been drilled in and around the Meikle deposit.  Additional Banshee drilling commenced in 2007.  An additional 7 surface holes were drilled, for a total of 83 surface holes and 43,615 meters.  Underground drilling of 86 holes for 15,031 meters was completed in Banshee in 2007.

Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2007, a total of 3,157 underground holes totaling 205,376 meters had been drilled in and around the deposit.  A total of 230 surface holes, for 104,943 meters, have been drilled in and around the Rodeo deposit.  Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 16,685 meters in 61 underground core holes have been drilled as of December 31, 2007.  There are an additional 142 North Post surface holes for 53,201 meters.

A majority of the underground drilling is reverse-circulation, with approximately 44% of Meikle and 61% of Rodeo definition drilling being done by underground reverse-circulation methods. Drill spacing through the Meikle deposit is 8 to 26 meters.  Some of the wider-spaced core holes are sampled on six meter intervals (chip samples) and 1.5 meter whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.438 ounces of gold per ton. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike.  Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories.  Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.  All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine databases.

The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Royalties

The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

Production Information

The following table summarizes certain production and financial information for the Goldstrike Underground mine for the periods indicated:

	Year ended December 31, 2007	Year ended December 31, 2006
Tons mined (000’s)	1,300	1,420
Tons of ore processed (000’s)	1,298	1,425
Average grade processed (ounces per ton)	0.354	0.373
Recovery rate (%)	90.0	89.8
Ounces of gold produced (000’s)	413	477
Average total cash costs per ounce(1)	$431	$351

(1)   For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures - Total Cash Costs”.

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation.  The mine is in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine.  The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level.  The area is considered to have a mountain climate.  Generally, the climate of the area does not impact on the mine’s operations.  Vegetation consists of small shrubs and grasses.  The property is accessible year round by road from both Trujillo and Huamachuco, Peru.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A. (CENTROMIN Peru S.A. (“Centromin”)), the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.  Centromin conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.

The Alto Chicama mining district encompasses four concessions or mining rights totaling 20,322 hectares. In 2002, Barrick acquired the three primary mining concessions, encompassing 18,550 hectares, from Centromin pursuant to an international bid process. In 2005, these three concessions were consolidated into a single mining concession called “Acumulacion Alto Chicama”.  Three additional mining concessions, encompassing 1,772 hectares, were subsequently acquired directly by Barrick.  The mining rights have no expiry date as long as the annual land payments (currently $3.00 per hectare) are made.

Peruvian authority approval of both the mine’s Environmental Impact Study (“EIS”) and principal construction permit were received in April 2004.  Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities in respect of mine production start-up.  Total capital construction cost for the mine was $323 million. All material permits to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing.  The mine has approximately 515 employees.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years.  The 15 year period commenced as of January 1, 2006.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group.  The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters with up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 80,000 tonnes per day. Ore is crushed and then transported via truck to the leach pad.  Run-of-mine ore is trucked directly to the leach pad. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the costal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected.  Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine.  Based on existing reserves and production capacity, the expected mine life is 9 years.

Mining activity was focused on developing Phase 1 of the orebody, which is a high grade and low strip area of the mine site located directly north of the crusher.  During 2007, some mining of Phase 2 of the orebody (located at the north-central area of the orebody) was undertaken.

During the first half of 2008, Phase 1 and Phase 2 of the orebody will continue to be mined, targeting relatively high grade materials. However, during the second half of the year, accelerated mining in the higher grade Phase 2 is planned.

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operation facilities are managed with procedures in place to manage hazardous substances potentially harmful to the environment.  In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water, air and emissions monitoring.  The site also has many programs to reuse and conserve water in all its processes.  In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques. In 2007, all activities at Lagunas Norte were and continue to be in compliance with applicable corporate standards and environmental regulations.

In 2007, Lagunas Norte obtained International Cyanide Code Management Certification and ISO 14001 recertification with full compliance in both audits. At December 31, 2007, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 21 to the Consolidated Financial Statements), for the property was $55 million.  See “Environment and Closure”.

Exploration, Drilling and Analysis

As of December 31, 2007, 1,023 exploration and definition holes had been drilled, totaling 185,391 meters of drilling. Drilling of Lagunas Norte has been completed on average to 62 meter centers.  Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys conducted on the holes of 2007 drilling campaign, with data collected approximately every 3 meters.  Core is placed in metal trays at the drill site and transported to the core facility.  Geological logs of all core are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists.  Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database.  Generally, sample lengths vary from 0.3 meters to 4.0 meters.  A total of 138,647 samples have been taken during these drill programs.  The average sample length is 1.3 meters.  During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru.  The on-site laboratory performs all required analysis, employing industry standard quality assurance and quality control procedures, including the insertion of standards, duplicates and check assays, controls which have been employed since early exploration.

In 2007, additional drilling of twin diamond drill holes and reverse circulation drill holes was undertaken in Lagunas Norte. The results of this drilling allowed verification of ore grade values collected during the original diamond drilling program and provide a basis for further geological model development. This program will continue in 2008.  Other projects and opportunities in the Alto Chicama district are being evaluated.

Royalties

 Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005.  In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros S.A.C, a State mining company.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte.  At December 31, 2007, the aggregate amount outstanding under these capital lease programs was $64.9 million. The effective interest rate in 2007 for the aggregate capital leases was LIBOR + 2.5%.

In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru.  As at December 31, 2007, MBM has issued $100 million aggregate principal amount of bonds. MBM used all the proceeds from the bond issuance for mine development and general corporate purposes.  The effective interest rate in 2007 for the first bond issuance of $50 million was LIBOR + 1.72% and the effective interest rate in 2007 for the second bond issuance of $50 million was LIBOR + 1.5%.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2007	Year ended December 31, 2006
Tons mined (000’s)	25,437	27,353
Tons of ore processed (000’s)	21,706	21,437
Average grade processed (ounces per ton)	0.063	0.066
Ounces of gold produced (000’s)	1,086	1,084
Average total cash costs per ounce(1)	$105	$100

(1)   For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures - Total Cash Costs”.

The following diagram sets out the design and layout of the Lagunas Norte mine.

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit.  Full construction of the mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005.  The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of the Pascua-Lama property, approximately 370 kilometers by road northwest of the city of San Juan.  The mine site is located at elevations of between 4,000 and 4,850 meters above sea level.  The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment.  Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan.  Access to the property is via a combination of public highways and an upgraded private gravel road.

The Veladero mine is a combination of two properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by Minera Argentina Gold S.A. (“MAGSA”), a subsidiary of Barrick in Argentina, pursuant to the provisions of the provincial law which governs the functioning of IPEEM, and by virtue of the contract between IPEEM and Barrick, and, ii) the Mina Ursulina Sur mining concession owned and controlled by MAGSA.  These two properties cover an area of approximately 12,350 hectares.  Barrick exercised its option to enter into an exploitation contract with IPEEM in July 2003, in accordance with the terms of the previous exploration contract.

Barrick has obtained all necessary surface rights for the mine’s operation.  Barrick has an undivided 90% interest in “Campos Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities.  With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property.  Certain other mine related facilities are located in Campo Colangui, also owned by Barrick.

The Veladero mine received environmental impact study (EIS) approval in November 2003 from the Mining Authority of the San Juan Province. All the key additional permits for the mine’s operation, such as water concessions, construction permits for civil and hydraulic works, fuel storage permits, explosives and hazardous substances handling permits, have been obtained.

The principal mine commissioning activities were completed during the fourth quarter of 2005 and construction activities were completed in the first quarter of 2006.

Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labor market.  As at December 31, 2007, the mine had approximately 840 employees.

Geology

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3-kilometer long tabular blanket localized between the 4,000 and 4,350 meter elevations.  The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor.  Higher grade zones within this envelope occupy northeast-striking faults and fracture zones.  Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes.  Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings.  Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event.  Copper and other base metals are insignificant, and sulphide mineralization is negligible.  Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises three main orebodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north.  Much of the Veladero deposit is covered by up to 170 meters of overburden. The current gold reserve identified in the Veladero mine is 11.7 million ounces.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification.  The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process.  Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Construction of a four kilometer overland conveyor belt is expected to be commissioned in 2008. An engineering study considering the addition of a second primary crusher is underway, which would increase capacity from approximately 45,000 tpd to approximately 85,000 tpd.  On the basis of a positive recommendation such facility could be operational in 2009. Based on existing reserves and production capacity, the expected mine life is approximately 14 years.

Environment

In November 2005, Barrick submitted the first biannual update of the Veladero EIS (the “EIS Update”) to the San Juan mining authority.  The EIS Update outlines the mine’s environmental management results for the 2003-2005 period, updates information related to the mine’s environmental management plan and the production plan and sets out the mine’s planned increase in processing capacity. This biannual update was approved in April 2007 and most of the additional permits required for the execution of the current production plan have been obtained.

In November 2007, Barrick submitted a second biannual update of the Veladero EIS to the San Juan mining authority. This new document outlines the mine´s environmental management results for the 2005-2007 period.

Veladero’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The mine also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.  In 2007, all activities at Veladero continued to be in compliance in all material respects with applicable corporate standards and environmental regulations.

In August 2007, Barrick obtained the ISO 14001 certification for the entire Veladero operation, and in November 2007, the Veladero operation obtained the International Cyanide Management Code certification.

At December 31, 2007, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 21 to the Consolidated Financial Statements), for the property was $17 million.

Exploration, Drilling and Analysis

During 2007, sixty-two reverse circulation drill holes were performed reaching a total of 7,806 meters in the Amable Pit, Agostina and Zone 593 areas.  One reverse-circulation drill hole was performed in Pampa de Rulo totaling 235 meters and additional reverse circulation drilling is planned to be undertaken in this area to test potential mineralization.

During 2007, a drilling program was carried out at the Amable Pit as part of the planned in-fill program aiming principally to increase reserves and block category upgrade.  Simultaneously, the infill program was also used to investigate gold grade variability at the bottom of phase 1 of the pit, which was depleted in early 2007.

The 2008 exploration plan includes testing of the Pampa de Rulo area, the high grade zones in phase 2 of the Federico pit and the Dos Lagunas exploration target.

At December 31, 2007, the Veladero database included 910 reverse circulation drill holes totaling 231,921 meters; 146 diamond core drill holes totaling 30,857 meters; and 5,150 meters of channel samples from two declines which total 1,147 meters in length.  Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters.

Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Rock chip samples are delivered by mine personnel to the ALS Chemex sample preparation facility at the mine, where the lab assumes sample custody.  Veladero’s standard assay protocol for rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database without external manipulation.

Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision.  Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling.  A detailed quality control report is prepared at least annually, or after each major sampling program is completed.  External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance and quality control procedures meet or exceed industry standards.

Royalties

Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. Under the terms of the exploitation contract between Barrick and IPEEM, a 0.75% “mine mouth” royalty on the minerals produced from the Veladero property is payable to IPEEM.  This agreement also provides for the payment of a 0.75% “mine mouth” royalty on the minerals produced from the Mina Ursulina Sur, on which the Filo Norte deposit is situated (see “Legal Matters – Government Controls and Regulations”).

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2007	Year ended December 31, 2006
Tons mined (000’s)	69,426	81,996
Tons of ore processed (000’s)	17,787	15,070
Average grade processed (ounces per ton)	0.030	0.059
Ounces of gold produced (000’s)	473	511
Average total cash costs per ounce(1)	$346	$168

(1)   For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures - Total Cash Costs”.

Financing

During 2004, MAGSA secured a variable rate, limited recourse $250 million loan facility for Veladero. As at December 31, 2007, MAGSA had drawn down the entire facility. Barrick has guaranteed the loan until the mine has achieved specified operational and technical requirements, after which it will become non-recourse.  This facility is insured for political risks by branches of the Canadian government and German government. Substantially all the assets of MAGSA, including the Veladero property and related assets, have been pledged as security under the loan. The effective interest rate for 2007 was approximately 10.2%.

The following diagram sets out the current mine facilities and planned expansion:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine located in northern Chile.  The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 175 kilometers southeast of the port city of Antofagasta.  The site is accessible by highway from the port of Antofagasta.  The Antofagasta-Salta railway and an airstrip constructed by Zaldívar and maintained by both Zaldívar and Minera Escondida Limitada also service the site.  Zaldívar employed approximately 750 employees and approximately 1,280 contractors at December 31, 2007.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations.  The surface topography lies at an average elevation of 3,300 meters above mean sea level.  There is little or no vegetation.  The property is within a 1,240-hectare claim area covered by 247 exploitation concessions.  Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines).  Environmental permit(s) are issued and registered with the Conama (National Environmental Commission).

In 1979, the initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez.  In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%.  In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”).  In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989.  Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed.  Commercial production began in November 1995, after completion of construction at a cost of $574 million.  Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million.  Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006. Based on existing reserves and production capacity, the expected mine life is approximately 17 years.

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile.  The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault.  Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide and secondary sulphide ore which overlays deeper primary sulphide mineralization of lower grade.  The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

Mining and Processing

The open pit contemplates mining the remaining mineral reserves in six stages, referred to as Stage 6 through to Stage 11.  During 2007, ore production came from Stages 5 and 8 of the Main zone.  Conventional methods of open pit mining are used.  During 2007, Zaldívar focused on improving operational efficiencies and reliability of key process equipment such as the bucket wheel excavator for rehandling the spent ore and the Rahco stacker.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution.  Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached.  A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper.  The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity.  A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Copper recoveries and leaching kinetics have improved for sulphide ores by more than 20% in the last 8 years and leach cycle times are currently 365 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.  In addition, Gener, a power supplier, constructed a link from its power line that crosses the Andes from Salta to the Zaldívar sub-station. In 2007, Zaldivar renewed contracts for both the supply of power and acid.  The terms of these new contracts will result in increased costs for the mine.  All operations permits have been obtained and are in good standing.

On December 14, 2004, the Chilean government presented a new mining sector specific tax project to the Chamber of Deputies proposing a 5% tax on operating profits derived from the sale of mineral products. The proposed 5% tax became law during 2005.  Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the new tax, or renounce their status under the existing DL 600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause.  Pursuant to the provisions of this new tax, the 4% tax is effectively reduced to 2% for 2006 and 2007.  The new tax honors all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force.

  In November 2005, CMZ opted out of its existing DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. This is largely due to the heap leaching process that operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells to detect any potential circuit failures.

In 2007, all activities at Zaldívar were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.  Management is not aware of any proposed changes to these standards or regulations that would materially affect the operations or the approved closure plan. Zaldívar’s ISO 14001 certification was renewed in September 2006 and will be in effect for a three-year term, subject to successful annual audits over the period.

At December 31, 2007, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 21 to the Consolidated Financial Statements), for the property was $30 million.

Exploration, Drilling and Analysis

The Zaldívar orebody has been extensively drilled.  Reverse circulation drilling has been done in order to develop a geological model. For exploration holes, whole core samples are taken at every 2 meter down-the-hole interval.  All holes are logged for lithology, alteration, mineralization and structure.  A total of 67 reverse circulation holes for 15,151 meters and 59 diamond holes for 42,995 meters were drilled in 2007.

Sampling and analysis of diamond and reverse circulation drill holes and blast holes comply with industry standards.  Blank sample protocols are used in the normal row of samples sent to the Zaldívar laboratory.  Controls exist on biases and the product is checked with the security sampling curves.  As well, external laboratories have been used to verify results.  Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

Royalties

The Zaldívar mine is not subject to any royalties.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2007	Year ended December 31, 2006(1)
Tons mined (000’s)	81,337	82,678
Tons of ore processed (000’s)	36,808	26,404
Average grade processed (% of TCu)	0.62	0.92
Pounds of copper produced (000,000’s)	315	308
Average total cash costs per pound(2)	$0.70	$0.62

(1)        Barrick’s share of the acquired Placer Dome mines’ production and costs per ounce/pound reflect the results from January 20, 2006.

(2)        For an explanation of total cash costs per pound, refer to “Non-GAAP Financial Measures - Total Cash Costs”.

EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT

Barrick has historically grown its reserve base through a combination of acquisitions and an exploration strategy that includes a district development program, which focuses on exploration in and around its operating properties, as well as an early-stage exploration program. Barrick believes there is a higher probability of finding new mineral reserves around existing mines. Once found, these new reserves can be developed more quickly and profitably due to existing infrastructure. However, the low gold price environment and consequent lack of exploration investment that existed in prior years required that major mining companies undertake more early stage exploration than in the past.  There were fewer new discoveries to buy or joint ventures to fund.  Barrick is currently engaged in both a district development in and early stage exploration in each of its RBUs as well as early-stage exploration in certain other countries where is does not currently have operations.

Exploration is directed from Barrick’s head office in Toronto and is conducted through its RBUs and exploration offices around the world.  Barrick utilizes state-of-the-art technology to explore deeper and in a more effective manner. At Goldstrike, Barrick uses new deep-penetrating geophysical techniques and geological modeling to locate and define new targets. These new techniques can also be applied in Tanzania, Papua New Guinea and Australia.

The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence.  In 2007, Barrick spent $367 million on its exploration, development and business development activities (2006 – $290 million). Of the $179 million spent on exploration in 2007, approximately $70 million was spent in North America, approximately $40 million was spent in South America, approximately $46 million was spent in the Australia Pacific region and, approximately $15 million was spent in Africa.  Development expenditures in 2007 totaled approximately $166 million. Business development costs in 2007 totaled approximately $22 million.

Barrick’s strategy for 2008 will focus on the replacement of production through a combination of exploration, corporate development and project development. In addition, the strategy will be balanced by the search for new giant gold deposits. In 2008, Barrick expects to spend approximately $200 million on exploration weighted towards near-term discovery around its existing operations while still maintaining a balanced portfolio in order to generate projects for the future.  In 2008, Barrick expects to expense project costs of $370 million to continue to advance its project pipeline.  As a result of the continued development of its more advanced projects, in particular, Pueblo Viejo, Buzwagi and Cortez Hills, Barrick expects 2008 capital expenditures to increase significantly from 2007.  For 2008, Barrick expects to spend $1.5 - $1.7 billion on capital expenditures for its projects.  Certain of Barrick’s current projects, which are at various stages of development, are described below.

The Buzwagi project is located within the highly prospective Lake Victoria Greenstone Belt in Tanzania on excellent terrain, which is relatively flat, open land.  This is expected to simplify project execution.  Buzwagi’s proximity to Barrick’s other operations in the area (Bulyanhulu and Tulawaka) is expected to benefit its operations due to shared infrastructure, training and employee development.  In addition, Buzwagi has the best access to infrastructure of all Barrick’s Tanzanian properties.  A paved road connects the site to a rail line that passes only 40 kilometers from the property.  In 2007, the project’s Mine Development Agreement and Environmental Impact Assessment (“EIA”) were approved by the Tanzanian government.   In August 2007, Barrick commenced construction, which, at year-end, was approximately 30% complete.  Pre-production capital cost is estimated at $400 million (excluding capitalized interest).

Cortez Hills is currently in the permitting stage.  The project involves the development of two adjacent deposits - Cortez Hills and Pediment – within the Cortez Joint Venture area of interest.  The project will be developed as two open pits with part of the deposit potentially to be mined by underground mining methods. In 2007, Barrick substantially completed the detailed engineering for the project and spent approximately $88 million (100% basis) on mining equipment and engineering for project infrastructure.  In 2008, the Cortez Hills Lower Zone was discovered and Barrick plans to commence underground drifting to infill the deposit to a resource category.  The project construction budget is $480 million to $500 million (100% basis and excluding capitalized interest).  Construction activities are expected to last 15 months and will commence once the Environmental Impact Study Record of Decision is obtained, which is anticipated in the second half of 2008.  For details regarding Barrick’s acquisition of the remaining 40% of Cortez Hills, see “General Information – Transactions - Acquisition of Additional 40% Interest in Cortez Property”.

In May 2006, a shareholders’ agreement with Goldcorp was finalized, which established Barrick as the 60% owner and operator of the Pueblo Viejo project.  The Pueblo Viejo project is located in the Dominican Republic, 15 kilometers southwest of the provincial capital of Cotui and approximately 100 kilometers northwest of the national capital, Santo Domingo. In February 2008, Barrick submitted a feasibility study and provided a project notice to the Government of the Dominican Republic that it plans to proceed with development of the Pueblo Viejo project.  Since March 2006, Barrick has updated capital costs estimates, re-evaluated the process flowsheet, worked on optimizing the project and carried out an exploration program.  Barrick’s review has resulted in: a new silver process that is expected to increase silver recovery from 5% to 84%; the inclusion of a copper recovery circuit; and the potential inclusion of a zinc recovery process.  In 2007, exploration drilling resulted in a new discovery at Monte Oculto and a significant resource increase.  The project has substantial power requirements due to high levels of sulphur contained in the ore and Barrick is investigating options for the sourcing of power.  Activities relating to government and community relations and environmental permitting for the mine are ongoing.

Barrick spent $69 million in 2007 (100% basis) relating to the update the Pueblo Viejo project’s feasibility study, commencement of basic and detail design and engineering, exploration programs for ore reserves and limestone deposits, community development programs and sourcing of electric power and location of power transmission lines.  The construction period to first gold production is expected to be about three and a half years from project decision.

In 2007, Barrick increased the Pueblo Viejo project’s pre-production capital cost estimate of $2.1 billion to $2.3 billion (excluding capitalized interest) to approximately $2.7 billion.  This increase in the capital cost estimate primarily reflects an increase in throughput rate to 24,000 tonnes per day from the previous rate of 18,000 tonnes per day. Barrick expects that this increase will have the effect of increasing its share of gold production in the first full five years of production to approximately 600,000 ounces per year from 465,000 to 480,000 ounces per year.  Barrick’s 2008 objectives include commencing detailed engineering; continuing negotiations with the Government of the Dominican Republic regarding outstanding project matters; commencing construction activities; continuing exploration outside of the current pit limits; continuing work on the zinc recovery feasibility study; developing a power strategy; and continuing to expand the project’s community development programs.

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina.  Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.

The Pascua-Lama project has been designed as an open pit mine, centered at an elevation of 4,800 meters. The project will produce both oxide and sulphide ores. The Pascua-Lama project has received

EIA approval from appropriate authorities in Chile and Environmental Impact Statement (“EIS”) approval from the San Juan, Argentina, provincial environmental regulatory authority.  Having obtained approval of the EIS, Barrick will also need to obtain various sectoral permits for the construction and operation of the project.

In 2006, the project’s feasibility study was updated, including capital and operating costs, from those estimates that were previously completed in June 2004. Barrick currently expects that its 2007 cost of construction estimate of $2.3 billion to $2.4 billion, excluding capitalized interest, will increase by approximately 15% primarily due to inflationary pressures and currency impacts.   Based on the 2006 feasibility study update, initial annual gold production in the first five years at Pascua-Lama is expected to be between 750,000 to 775,000 ounces.  In 2008, Barrick will continue its efforts with respect to community/government relations, permitting, protocol implementation and tax stability.  Commencing project construction is contingent on the resolution of certain external issues such as permitting, protocol implementation and the governments of Chile and Argentina resolving certain remaining regulatory, fiscal, taxation and royalty matters.  The timing of resolution of these matters, royalties, rising costs of materials and currency fluctuations are largely beyond Barrick’s control and may impact on the timing and the cost of development and operation of the project.

In 2007, through its acquisition of Arizona Star, Barrick acquired a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile (see “General Information – Transactions”).  Kinross owns the remaining 49% of the Cerro Casale deposit.  In late 2007, Kinross notified Arizona Star that it intends to revoke the suspension of the operation of a transfer covenant which, if it were operative and effective, could require Arizona Star to transfer 2% of its interest in the Cerro Casale deposit to Kinross.  Barrick and Kinross are in the process of negotiating a more definitive shareholder’s agreement that will govern the joint venture.

The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaskan Native corporations until 2015 and for so long thereafter as mining operations are carried out on the property.  In October 2007, Barrick notified its joint venture partner, NovaGold Resources Alaska Inc. (“NovaGold”), that it had completed work on the feasibility study for the project.  In December 2007, Barrick entered into an agreement with NovaGold to form a jointly owned limited liability company on a 50/50 basis to advance the project, with a NovaGold appointee positioned as the initial General Manager.  Work completed in 2007 included more than 70 thousand meters of drilling (primarily infill) and collection of additional environmental baseline data, in addition to a wide range of engineering work completed in support of the feasibility study.  Work in the first half of 2008 will focus on completing a series of optimizing studies for power supply, logistics, processing and production levels, and further exploration activities.  Data from the 2007 drilling program will continue to be integrated into a final feasibility study.

In 2006, Barrick acquired a 50% interest in Atacama Copper Pty Ltd., which has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests.  Reko Diq is a large copper-gold porphyry mineral resource located in southwest Pakistan in the province of Balochistan.  In 2007, the project’s drill program continued, with a feasibility study scheduled for completion in early 2009.  A total of approximately 101,000 meters have been drilled to date resulting in a resource which is nearly double the previously stated resource.  Results continue to confirm the project’s district exploration potential.

Sedibelo is a large platinum deposit in South Africa.  The Sedibelo platinum project is located in northern South Africa within the Western Limb of the prolific Bushveld Igneous Complex (“Bushveld”).  The Bushveld is the source of 80% of the world’s platinum reserves and 70% of the world’s platinum production.  As operator of the project, Barrick has the right to earn a 10% interest in the project on completion of a feasibility study and earn an additional 40% interest in the project once a decision to construct a mine has been made.  Funding of exploration, the feasibility study and during the construction of the mine will be shared 50% by Barrick and its partner, the Bakgatla Bakgafela Tribe.  In April 2007, acceptance of the project’s Mining Rights application was received from the South African Department of Minerals and Energy, with approval of the Mining Rights application expected in April 2008.  In September 2007, Barrick completed a pre-feasibility study for the project.  Study work and exploration drilling in support of a final feasibility study have commenced, with completion expected in the second quarter of 2008.

On December 15, 2006, Barrick completed its transaction with Highland Gold Mining Ltd. (“Highland”) to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares.  In effect, Barrick contributed its 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company.  As part of the transaction, Barrick has seconded several of its employees to Highland and has received two additional seats on Highland’s board of directors.  As a result of various share issuances by Highland during 2007 and early 2008, Barrick’s equity ownership interest in Highland has been reduced to 20.3%.

Fedorova is a palladium and platinum project with nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation.  Barrick owns 50% (with an earn-in right to 79%) of Fedorova and is the operator.  Fedorova is a large near surface PGM (platinum group metals) deposit.  In 2007, Barrick spent $30 million towards the completion of a feasibility study, including approximately 60,000 meters of drilling.

Barrick is party to a joint-venture agreement with Xstrata Plc (“Xstrata”) with respect to the Kabanga nickel deposit and related concession in Tanzania.  Xstrata is the operator of the joint venture and the project is currently in the pre-feasibility stage.  Kabanga, which is one of the largest undeveloped nickel sulphide deposits in the world, is located in northwest Tanzania.  The property is approximately 385 kilometers from Bulyanhulu and approximately 200 kilometers west of Tulawaka.  The main Kabanga prospecting license was successfully extended to June 30, 2009, securing tenure beyond the anticipated mining license application in early 2009.  During the three-year feasibility work plan, Xstrata is expected to fund the first $145 million to maintain its 50% share in the project. Approximately $112 million has been incurred as at the end of February 2008. The pre-feasibility study for the project is due to be completed at the end of 2008 with the execution phase of the project expected to commence in 2009. After the $145 million is spent by Xstrata, funding will be shared equally by Barrick and Xstrata.

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters - Government Controls and Regulations”).

Barrick has a policy of conducting environmental audits of its operations to assess the operations’ compliance with applicable laws, regulations, permit requirements, policies, guidelines, procedures and adopted codes of practice, and their performance in reducing risk and managing liabilities.  The Company’s policy is to perform environmental audits on a regular and scheduled basis.  In practice, this typically results in environmental audits at each operating mine every second year and at least once every five years for other properties. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative.  Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies.

To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System Standard (“EMSS”) in 2005.  Each mine will be required to become compliant with certain designated elements of the EMSS in each of 2008, 2009 and 2010, by which time full compliance must be achieved.  Most Barrick mines are already substantially compliant with the EMSS by virtue of their existing systems. For example, Zaldívar, Lagunas Norte, Veladero and Pierina are ISO 14001 certified.  Similarly, Goldstrike has an extensive environmental management system that is based on its many comprehensive permits.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

During 2007, all of the Company’s operations were in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations.

As part of Barrick’s goal to minimize the impact on the environment, it develops closure and reclamation plans as part of its initial project planning and design.  If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan.  The Company periodically reviews and updates closure plans to account for additional knowledge of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2 and 21 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts.  The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment.  In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.  The Company also has various programs to reuse and conserve water at its operations.  In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties.  The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards.  The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas.  Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.

Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property.  The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux.  Where necessary, the Company installs and operates water treatment facilities to manage drainage.

Most of the Company’s operating properties use cyanide.  Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater.  Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur.  The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access.  In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”).  The ICMI is an independent body that was established by a multi-stakeholder group under the auspice of the United Nations Environmental Programme. The Code established operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code.  Under the Code, each of the mines that use cyanide must receive a third party certification inspection by September 2008.  The Company listed all of its mines that use cyanide for Code certification.  Placer Dome also became a signatory to the Code in 2005.   All former Placer sites, except Golden Sunlight and Henty, which have limited mine life, have been designated for Code certification.  Barrick’s Goldstrike, Bald Mountain, Ruby Hill, Cortez, Pierina, Lagunas Norte, Veladero, and Cowal Mines and the Marigold and Round Mountain Joint Ventures have been certified.  While the Company believes that most of its remaining operations that use cyanide are already substantially in compliance with the Code, it will incur expenses achieving full Code compliance at the remaining operations.

Certain of the Company’s operations sell the mercury captured by their air pollution control devices.  The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions.  Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials.  The facilities have instituted handling and shipping procedures designed to minimize the risk of spills.  All of the mercury is sold to licensed facilities in the United States.

FINANCIAL RISK-MANAGEMENT

Forward Sales Program

The Company has operations in eight principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices and the price of certain other metals. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program has historically focused on the unpredictability of commodity and financial markets and used financial instruments and forward sales contracts to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold and other metals could cause actual cash inflows from the sale of production to differ from anticipated cash inflows.

For most of Barrick’s history, gold forward sales were a significant element in providing the Company the relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program. With the Company’s positive outlook for the gold price, continued low historical interest rates (which may lead to lower forward sales price premiums) and Barrick’s strong financial position, the Company has been managing the program down to a lower percentage of overall gold reserves. In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it will not add new ounces to its gold forward sales program and will pursue opportunities to reduce its gold forward sales position.

Barrick’s gold and silver forward sales contracts represent agreements to sell gold and silver on a delivery date in the future. Barrick delivers actual physical production to satisfy the obligations under these contracts. Barrick may, at its discretion, choose to deliver gold production against any gold forward sales contract in advance of the contract’s termination date.

The rights and obligations under Barrick’s gold forward sales contracts are set out in master trading agreements executed with various counterparties. The selling price under a contract is based on the forward price of gold at the future delivery date, which Barrick believes is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. Generally, though not always, the future price for the sale of gold under the contract is higher than the spot gold price at the time the contract is entered into.  In some cases, the “premium” can be reduced or become negative (known as “backwardation”) where there is a lack of liquidity in the gold leasing market, but, historically, this occurrence has been relatively uncommon and short-lived.   The premium can also be reduced or become negative due to factors including lower interest rates, higher gold lease rates, credit risk affecting the counterparties, relating to both the counterparties and Barrick’s credit quality, and the economic impact on the counterparties associated with funding a negative mark-to-market position on outstanding contracts.

Barrick diversifies its gold forward sales contracts across a number of counterparties, limits exposure to individual counterparties and regularly monitors its counterparties’ credit ratings. Barrick spreads out the delivery dates under such contracts so as to have more production than is required to be delivered into such contracts at any given time. To date, all counterparties have fully performed their obligations under such arrangements.

Depending on market conditions and other factors, Barrick may choose to deliver a portion of its gold production into its gold forward sales program at prices that are below the spot price. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its gold forward sales program. If Barrick chooses to deliver a portion of its gold production into its Project Gold Sales Contracts (defined below) at prices that are below the prevailing spot price, it would incur an opportunity loss on those contracts.

For a summary of the Company’s future gold sale and delivery commitments and associated risks, see Notes 5 and 20 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2007, pages 38 and 57 to 60 of the Company’s Annual Report – Financial Report 2007 to Shareholders for the year ended December 31, 2007 and “Risk Factors”.

Project Gold Sales Contracts

In anticipation of building its projects, as at December 31, 2007, the Company had allocated 9.5 million ounces of gold forward sales contracts (including 1.7 million ounces of floating spot-price gold forward sales contracts) specifically to its projects’ future gold production (“Project Gold Sales Contracts”). The Company allocated these contracts as part of a strategy to help reduce gold price risk at its projects and provide price support for any future financing.  As at December 31, 2007, the negative mark-to-market value of the Project Gold Sales Contracts was approximately $4.6 billion, based on a gold price of $834 per ounce.

Corporate Gold Sales Contracts

In early 2007, the Company made the voluntary decision to eliminate its remaining gold forward sales contracts not specifically allocated to its projects’ future gold production (“Corporate Gold Sales Contracts”).  During the first half of 2007, Barrick eliminated its remaining Corporate Gold Sales

Contracts by delivering 2.5 million ounces of its gold production, at an average price of $404 per ounce, into its Corporate Gold Sales Contracts.  The elimination of the Corporate Gold Sales Contracts resulted in a reduction to Barrick’s pre-tax income and cash flow of $636 million, in the first half of 2007.Its remaining gold production was delivered into the spot market. In 2007, the Company realized an average price of $619 per ounce compared with the average London P.M. Fix for the year of $695 per ounce. In comparison, for 2006, the Company realized an average gold price of $543 per ounce compared with the average London P.M. Fix for the year of $604 per ounce.

Copper Sales

In early October 2006, Barrick issued $1 billion of copper-linked notes (the “Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036.  During the first three years of these Notes, the original $1 billion of funding is to be repaid in the dollar equivalent of approximately 324 million pounds of copper.  The terms of the Notes result in an embedded fixed-price forward copper sales contract. Under the terms of the Notes, as at December 31, 2007, Barrick will receive $3.08 per pound for a total of 156 million pounds of copper sales in the period 2008 to 2009, including 103 million pounds in 2008.    In February 2007, Barrick entered into a call option transaction whereby it is able to participate in stronger copper prices of up to $3.58 per pound, while maintaining a floor price of $3.08 per pound, on the remaining 156 million pounds of copper (as at the date of the transaction) in the Notes.

During 2007, Barrick added 392 million pounds of copper collar contracts.  120 million pounds of copper under such contracts related to 2007, with the remaining 272 million pounds of copper under such contracts providing an average floor price of $3.00 and an average cap price of $3.92 for copper sales in 2008.  207 million pounds of the collars are designated against copper cathode sales at the Zaldívar mine and 65 million pounds are designated against copper concentrate sales at the Osborne mine.

  Currency, Interest Rate and Other Commodity Hedge Programs

The Company also monitors and manages exposures related to currencies, interest rates and other commodity prices. Currency risk mainly arises on non-U.S. dollar cash expenditures at the Company’s Australian, Canadian, South American and Papua New Guinean mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. Commodity price risk arises in respect of commodities such as copper produced at the Zaldívar and Osborne mines, nickel, platinum and palladium at certain of is projects, and the costs of electricity, acid, diesel fuel, natural gas and other inputs consumed at each of the Company’s operations. The Company mainly uses forward exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of volatility in currency exchange rates, interest rates and commodity prices on its business.

Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.  For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 20 of the Notes to the Consolidated Financial Statements.

Oversight and Control Over Risk-Management Activities

The Company’s financial risk-management activities are subject to the management, direction, and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of four members of the

Company’s Board of Directors, including the Company’s Chief Executive Officer, reports to the Board of Directors on the scope of the Company’s risk-management strategy (including the gold forward sales hedge program) and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

Responsibility for the implementation of gold sales, hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s gold sales and hedge position, detailing the size of the hedge position by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.

Barrick maintains a separate compliance function to independently monitor and record gold sales and hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the treasurer regularly monitors gold sales and hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis. New transaction confirmations from counterparties are received directly by the compliance function and checked against the documentation generated by the treasury group. Barrick has not entered into gold delivery commitments that are not covered by scheduled production.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company.

During 2007, the U.S. House of Representatives passed a bill that would amend the General Mining Act of 1872 in the United States.  As passed by the House, the bill would impose royalties of 4-8% on production from unpatented mining claims, as well as impose additional, potentially significant, costs and risks on mining companies seeking to operate on such claims.  No similar bill has been introduced in the

Senate.  Consequently, the prospects for a revision of the General Mining Act of 1872 in this session of Congress remain uncertain.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold.  At the time the duty was described as “temporary.”  Veladero’s export of gold dore is currently subject to this duty.  The Argentinean government has recently extended the application of this duty to additional mines and increased the rate to 10% for certain minerals other than gold.  It appears possible that the Argentinean government will attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures.  Should export duties continue to be in place at the time that the Company commences production from Pascua-Lama, it is possible that such production will be subjected to such duties.

In 2007, the Argentinean government issued rules to regulate the environmental damage insurance requirement set forth in the National General Environmental Law, which applies to mining activities. Until this regulatory process, required for insurance implementation, has been completed, Barrick cannot assess the impact on its operations.

The State of Nevada adopted new regulations governing mercury air emissions from precious metal mining operations in 2005. The Company believes that it will be able to comply with these regulations. Barrick expects that these regulations will likely impose additional capital and operating costs at its operations in Nevada.

In August 2006, Barrick, along with other mining companies, entered into negotiations with the Peruvian government regarding making a voluntary contribution to the government.  In February 2007, Barrick entered into an agreement with the Peruvian government setting out the terms of its contribution in respect of the Pierina and Lagunas Norte mines.  The total term of the agreement is five years.  Contributions will be held in trust and used by the Company for the purpose of promoting well-being, social development and improving the living conditions of people and communities located mainly in the areas of the Company’s mines.  In 2007, based on the 2006 profits of both mines, Barrick contributed approximately $7.9 million.

In 2006, Barrick entered into a three-year agreement with the Tanzanian government to restructure its Mine Development Agreements (“MDAs”) in respect of its Bulyanhulu, Tulawaka and North Mara mines.  Under the amended MDAs, commencing December 31, 2006, until such time that any of its three operating mines are in a tax paying position, Barrick will make annual payments of $7 million to the Tanzanian government.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in substantial compliance with all material current government controls and regulations at each of its properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

Wagner Complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005.  On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint.  On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss.  Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration.  On February 15, 2008, the Court issued an order granting the plaintiffs’ motion for class certification.  Discovery is ongoing.  Barrick intends to defend the action vigorously.  No amounts have been accrued for any potential loss under this complaint.

Marinduque Complaint

Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada.  The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”).  Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997.  The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum).  However, on June 29, 2006, the Province filed a Motion to join Barrick as an additional named Defendant and for leave to file a Third Amended Complaint.  The Court granted that motion on March 2, 2007.  On March 6, 2007, the Court issued an

order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens.   Briefing was completed on May 21, 2007, and on June 7, 2007, the Court issued an order granting the Company’s motion to dismiss.  On June 25, 2007, the Province filed a motion requesting the Court to reconsider its order dismissing the action.  The Company opposed the motion for reconsideration.  On July 6, 2007, the Province filed a Notice of Appeal to the U.S. Court of Appeal’s Ninth Circuit from the order on the motion to dismiss.  On August 8, 2007, the Ninth Circuit issued an order holding the appeal in abeyance pending the District Court’s resolution of the motion for reconsideration.  On January 16, 2008, the District Court issued an order denying the Province’s motion for reconsideration.  Following the District Court order, the Province has filed an amended Notice of Appeal.  Barrick will challenge the claims of the Province on various grounds and otherwise vigorously defend the action.  No amounts have been accrued for any potential loss under this complaint.

Calancan Bay Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque.  The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine.  The total amount of damages claimed is approximately $900 million.

On October 16, 2006, the Court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees.  On January 17, 2007, the Court issued a summons to Marcopper and Placer Dome.  To date, Barrick is not aware of any attempts to serve the summons on Placer Dome, nor does it believe that Placer Dome is properly amenable to service in the Philippines.  If service is attempted, the Company intends to defend the action vigorously.  No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside.  Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the remaining 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety.  On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan.  The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal.  Barrick intends to defend this action vigorously.  No amounts have been accrued for any potential loss under this complaint.

NovaGold Litigation

On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold Resources Inc. (“NovaGold”), NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska.  The complaint was amended on several occasions with the most recent amendment having been filed in January 2007.  The complaint, as amended, sought a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%.  NovaGold also asserted that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia.  NovaGold sought declaratory relief, an injunction and an unspecified amount of damages.  Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007.  On July 17, 2007, the Court issued its order granting the Motion to Dismiss with respect to all claims.  On August 28, 2007, NovaGold filed a notice of appeal as to a portion of the district court’s order granting Barrick’s motion to dismiss.

On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia.  The complaint asserted that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer Metals Corporation (“Pioneer”), a company that holds mining claims adjacent to NovaGold’s project, and now a wholly-owned subsidiary of Barrick.  NovaGold asserted that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched.  NovaGold sought a constructive trust over the shares in Pioneer acquired by Barrick and an accounting for any profits of Barrick’s conduct, as well as an unspecified amount of damages.

On December 3, 2007 Barrick and NovaGold announced that a global settlement of all disputes between them had been reached including the transfer to Galore Creek Mining Corporation (owned equally through a partnership between NovaGold and Teck Cominco Limited) of the Grace claims adjacent to Galore Creek. In addition, Barrick and NovaGold restructured the Donlin Creek joint venture to form a limited liability company, Donlin Creek LLC, jointly owned by Barrick and NovaGold.  As part of the restructuring, NovaGold has agreed to reimburse Barrick over time for approximately $63.5 million, representing 50% of Barrick’s approximately $127 million of expenditures at the Donlin Creek project accumulated from April 1, 2006 to November 30, 2007. As a result of this global settlement, all pending legal actions between Barrick and NovaGold have been dismissed.

SUNAT Tax Assessment

In September 2004, the Tax Court of Peru issued a decision in Barrick’s favor in the matter of its appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties.  The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000.  In January 2005, Barrick received written confirmation that there would be no appeal of the September 2004 Tax Court of Peru decision.  The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision received in September 2004, on an audit concluded in 2005, SUNAT reassessed Barrick on the same issue for tax years 2001 to 2003.  On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million.  Barrick filed an appeal to the Tax Court of Peru within the statutory period.  Barrick believes that the audit reassessment has no merit, that it will prevail in court again, and accordingly no liability has been recorded for this reassessment.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.

RISK FACTORS

The risks described below are not the only ones facing Barrick.  Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Based on current estimates of Barrick’s 2008 production and sales, the approximate sensitivity of its income from continuing operations before income tax, royalties and other items to a 10% change in metal prices from 2007 average spot rates is $560 million for gold and $130 million for copper. The factors that may affect the price of gold include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.  Factors tending to affect the price of copper include: global mine production; scrap recycling and inventory stocks; general economic conditions; industrial demand; speculative trading; and the relative strength of the U.S. dollar against other fiat currencies. In addition, certain of Barrick’s mineral projects include other minerals: nickel, platinum and palladium, silver and copper, each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations.  In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Replacement of depleted reserves

Barrick must continually replace reserves depleted by production to maintain production levels over the long term.  Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions.  Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful.  Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful.  There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.  The mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects.   For example, the economic feasibility of projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries with respect to gold, copper and by-products; capital and operating costs of such projects; and the future prices of the relevant minerals. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights.  It may also be necessary for Barrick to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to develop it.

Projects have no operating history upon which to base estimates of future cash flow.  The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.  Thus, it is possible that actual costs may increase significantly and economic returns may differ materially, from Barrick’s estimates or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well.  Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes.  Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.  No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period.  Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves.  There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects.  If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Metal price volatility” above.

Mining risks and insurance risks

 The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability.   As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

Barrick maintains insurance to cover some of these risks and hazards.  The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk.  No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost.  The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Environmental, health and safety regulations; permits

Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species.  In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities.  Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities.  Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations.  Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent possible, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties.  There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits.  The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition.  Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites.  Barrick could also be held liable for exposure to hazardous substances.  The costs associated with such responsibilities and liabilities may be significant.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation.  In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations.  Barrick is involved in various investigative and remedial actions.  There can be no assurance that the costs of such actions would not be material.  When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Foreign investments and operations

Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Russia, South Africa and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations.  Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Russia, South Africa or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

A number of economic and social issues exist that increase Barrick’s political and economic risk.  For example, infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates.  In Tanzania, Barrick has implemented infectious disease programs, including malaria control programs and tuberculosis and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu mine, Tulawaka mine and North Mara mine.  It is not possible to determine with certainty the future costs that Barrick may incur in dealing with these issues at its operations in Tanzania and elsewhere, however, if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political and economic risk compared to some other countries in which Barrick operates.  The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage.  Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

The Porgera mine has, on a number of occasions, experienced delays in the granting of operating permits and licenses necessary for these businesses to conduct their lawful operations.  Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.  Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.  See “Legal Matters – Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Canadian dollar, Australian dollar, Chilean peso, Argentine peso, Papua New Guinean kina and South African rand. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Barrick’s mines, making such mines less profitable. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. This could result in Barrick failing to benefit to some degree if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies.  These hedging activities do not cover all of Barrick’s future expected operating costs.   There can be no assurance that Barrick will continue the hedging activities that it currently undertakes.  See “ – Use of derivatives”.

Use of derivatives

Since 2001, Barrick has focused on reducing its outstanding gold forward sales contracts. During 2007, Barrick eliminated its Corporate Gold Sales Contracts.  Nonetheless, Barrick continues to use certain derivative products to manage the risks associated with gold price volatility (through its Project Gold Sales Contracts), copper and silver price volatility, changes in other commodity prices, interest rates, foreign currency exchange rates and energy prices.  The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (b) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products.

If mineral prices rise above the price at which future production has been committed under Barrick’s Project Gold Sales Contracts and other hedges, and Barrick delivers a portion of its production into those contracts of prices lower than prevailing prices, Barrick would have an opportunity loss.  However, if the price falls below that committed price, revenues would be protected to the extent of such committed production.

Liquidity and Level of indebtedness

As of December 31, 2007, Barrick had cash and cash equivalents of approximately $2.2 billion and capital leases and long-term debt of approximately $3.2 billion.  Although Barrick has been successful in repaying debt in the past, there can be no assurance that it can continue to do so.  Barrick’s level of indebtedness could have important consequences for its operations, including:

•                  Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•                  Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2008 through a combination of its existing capital resources and its future cash flow from operations, as well as issuing new, unsecured debt and putting in place project financing for a portion of the expected construction cost of a number of its projects. Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  The ability of Barrick to access the bank public debt or equity capital markets on an efficient basis may be constrained by the level of its unrealized mark-to-market position, the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.

Interest rates and gold lease rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances.  A significant, prolonged decrease in interest rates and/or increase in gold prices, gold lease rates and credit risk affecting the counterparties, relating to both the counterparties’ and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales contracts entered into by Barrick.   This may result in Barrick earning low levels of contango or the possibility of backwardation on its Project Gold Sales Contracts.  In addition, if a counterparty to a Project Gold Sales Contract is unable to conduct transactions in an accessible international bullion market due to causes beyond its control, including the inability of the counterparty to purchase gold in the open market or to fund any such purchase, and no commercially reasonable alternative means exist for the counterparty to enter into transactions having the same effect, the counterparty has no obligation to extend the scheduled delivery date of such contract and, depending on the circumstances, may result in early settlement of such contract.  A portion of the Project Gold Sales Contracts are floating spot-price gold contracts whose price will vary directly with the gold price.  In the event of a prolonged decrease in the gold price, these floating spot-price gold contracts may decrease in value.  The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and U.S. dollar interest-rate swaps and to the interest payments on Barrick’s variable-rate debt ($586 million at the end of 2007) and interest receipts on Barrick’s cash balances ($2.2 billion at the end of 2007).

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets.  This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick.  Barrick also competes with other mining companies to attract and retain key executives and employees.  There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses.  Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks.  Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick.  Any acquisitions would be accompanied by risks.  For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.  In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased.  If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, Barrick may choose to finance any such acquisition with its existing resources.  There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and mitigating the increasing rate of employee turnover being experienced by the mining industry.  A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole. In 2007, employees at Barrick’s Bulyanhulu mine participated in an illegal strike (see “Narrative Description of the Business – Employees and Labor Relations”).

Shortages of critical parts, equipment and skilled labor

The mining industry continues to be impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor.  These shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies.  Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties.  In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.  The results of litigation cannot be predicted with certainty.  If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations.  See “Legal Matters – Legal Proceedings”.

Disclosure and Internal controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Ability to support the carrying value of goodwill

As of December 31, 2007, the carrying value of Barrick’s goodwill was approximately $5.8 billion or 27% of Barrick’s total assets. Goodwill is allocated to reporting units representing individual mineral properties. Allocating goodwill to individual mineral properties, which by their very nature have a limited useful life, will result in future goodwill impairment charges by the end of the mine life. Barrick evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value of Barrick’s reporting units to their carrying values.  Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, Barrick estimates the fair value of a gold property by applying a multiple to the reporting unit’s NAV, which is calculated based on projected cash flows from its most recent life of mine plan. For copper properties, the estimated fair value is based on their NAV and no multiple is applied. The process for determining these fair values is subjective and requires management to make estimates and assumptions including, but not limited to, projected future revenues (based on estimates of production and long-term metals prices), operating expenses, capital expenditures, remaining economic life of individual mineral properties, discount rates and NAV multiples. These estimates and assumptions are subject to change in the future due to uncertain competitive and market conditions or changes in business strategies.  The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of mineral properties, including changes in observed market multiples for valuation purposes, changes in geo-political risk and country specific discount rates, changes in market gold prices and total cash costs, success in finding new reserves, future exploration potential and future capital requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (U.S. GAAP) for the year ended December 31, 2007 which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2007 (U.S. GAAP) which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 27, 2008 there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 27, 2008 there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In connection with a prior merger transaction, BGI, a subsidiary of Homestake, issued a class of exchangeable shares to investors resident in Canada and, to a lesser extent, the United States that allowed the holders of those shares to exchange their shares for shares of Homestake on a share-for-share basis. On the completion of the acquisition of Homestake by Barrick, those holders became entitled to exchange their BGI exchangeable shares for Barrick common shares on the basis of 0.53 Barrick common shares for each BGI exchangeable share.

In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. At such time as no BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) are outstanding and there are no shares, securities, debt obligations, options or other agreements that could give rise to the issuance of any BGI exchangeable shares to any person (other than to Barrick or any subsidiary or affiliate of Barrick), the Special Voting Share will be redeemed by Barrick for C$1.00 plus all declared and unpaid dividends. As of March 27, 2008 there was one Special Voting Share issued and outstanding.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 27, 2008 there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 27, 2008:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS
Senior Unsecured Debt	Baa1	A-	A

Municipal bonds, due 2029 (1)	Aaa/VMIG1	AAA/A-1+	Not Rated

Municipal bonds, due 2032 (1)	Aaa/P-1	Not Rated	Not Rated

(1)          Barrick, through two wholly-owned subsidiaries, issued a total of $63 million of tax exempt, variable rate, solid waste disposal bonds. The bonds are guaranteed by Barrick and no principal payments are required until cancellation, redemption or maturity.
A portion of such bonds mature in 2029, with the remainder maturing in 2032.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

In the case of variable rate demand obligations (“VRDOs”), a two-component rating system is assigned by Moody’s, a long or short-term rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand, using a variable municipal investment grade rating. Moody’s credit ratings for long-term aspect of VRDOs are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Aaa is the highest of nine major categories.  Moody’s credit ratings for the short-term or demand aspect of VRDOs are on a rating scale that ranges from VMIG 1 to SG, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of VMIG 1 is the highest of four categories.

Moody’s also uses credit ratings for the short-term or demand aspect of VRDOs on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of P-1 is the highest of four categories.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the AAA rating is the highest and the A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

S&P assigns a dual rating to debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. S&P’s long-term debt rating symbols are used for bonds to denote the long-term maturity and its short-term debt (including commercial paper) rating symbols are used for the put option. According to S&P, the AAA rating is the highest of ten major categories. S&P’s credit ratings for short-term debt are on a rating scale that ranges from A-1 to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A-1 rating is the highest of six major categories. Within the A-1 category, certain obligations are designated with a plus (+) sign. This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

DBRS Limited (“DBRS”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the middle of three subcategories within the third highest of ten major categories. The assignment of a “(high)”, “(middle)” or “(low)” modifier within each rating category indicates relative standing within such category. The “(high)”, “(middle)” and “(low)” grades are not used for the AAA category.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2007, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range			Share Price Trading Range
2007	High	Low	Share Volume	High	Low	Share Volume
	(C$ per share)		(millions)	($ per share)		(millions)
January	36.18	33.29	50.5	29.83	28.35	57.9
February	37.25	34.92	50.6	32.11	29.91	54.9
March	34.34	32.21	50.7	29.27	27.42	64.2
April	33.98	31.15	37.6	29.67	28.11	51.4
May	34.43	30.62	52.1	31.17	27.99	66.6
June	31.80	29.97	53.8	29.75	28.17	62.1
July	36.20	31.54	51.1	34.55	29.60	63.9
August	36.03	32.39	63.8	34.29	30.10	58.9
September	40.92	35.04	80.7	40.94	33.40	65.7
October	42.03	39.19	75.0	44.13	39.25	60.5
November	43.30	38.27	71.1	46.98	38.92	63.6
December	42.03	37.40	45.5	42.88	37.39	46.3

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2007.

On March 6, 2003, Placer Dome entered into an Indenture (the “Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On October 10, 2003, Placer Dome entered into a Third Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $230 million principal amount of 2.75% convertible debentures on October 10, 2003. This Third Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $230 million principal amount 2.75% convertible debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank. Pursuant to such Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of copper-linked notes (the “Copper-Linked Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee.   The Indenture sets out the terms and conditions pertaining to the Copper-Linked Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the Copper-Linked Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick as guarantors and The Bank of New York, as trustee.   The Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, Barrick BIBC and Barrick (HMC).

On February 21, 2008, Barrick entered into an agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc, to acquire its 40% interest in the Cortez property for consideration of $1.695 billion in cash, due on closing, a further $50 million payable if and when an additional 12 million ounces of contained gold resources are added to Barrick’s December 31, 2007 reserve statement for Cortez, and a sliding scale royalty payable to Rio Tinto on 40% of all Cortez production in excess of 15 million ounces on and after January 1, 2008.  On March 5, 2008, Barrick completed the acquisition of the 40% interest in the Cortez property.  The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

In each of 2005 and 2006, Barrick paid a total cash dividend of $0.22 per common share – $0.11 in mid-June and $0.11 in mid-December.  In 2007, Barrick paid a total cash dividend of $0.30 per common share – $0.15 in mid-June and $0.15 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 18, 2008, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 3,192,025 common shares representing approximately 0.4% of the outstanding common shares of Barrick.

Directors of the Company

The following are the directors of the Company as at March 27, 2008:

Name (age) and municipality of residence	Principal occupations during past 5 years
Howard L. Beck (74) Toronto, Ontario Canada

Mr. Beck is a corporate director. Mr. Beck is also a director of Cineplex Galaxy Income Fund. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Barrick Board Details:

• Director since 1984

C. William C. Birchall (65) Toronto, Ontario Canada

Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall graduated from Merchant Taylor’s School. He is a Fellow of the United Kingdom Institute of Chartered Accountants.

Barrick Board Details:

• Vice Chairman since 2005 and Director since 1984

Donald J. Carty (61) Dallas, Texas USA

Mr. Carty is Vice Chairman and Chief Financial Officer of Dell, Inc., a computer company. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Mr. Carty is also the Chairman of Porter Aviation Holdings Inc., Porter Airlines Inc. and Virgin America Airlines. He is also a director of CHC Helicopter Corporation and Dell, Inc. He holds an undergraduate degree and an honorary doctor of laws from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Barrick Board Details:

• Director since 2006

Name (age) and municipality of residence	Principal occupations during past 5 years
Gustavo Cisneros (62) Caracas, Venezuela

Mr. Cisneros is the Chairman and Chief Executive Officer of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, Columbia University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:

• Director since 2003

Marshall A. Cohen (72) Toronto, Ontario Canada

Mr. Cohen is Counsel of the law firm Cassels, Brock & Blackwell LLP. He is also a director of American International Group, Inc., TD Ameritrade, and TriMas Corporation. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master’s degree in law from York University. Mr. Cohen is Chairman of the Board of Governors of York University and a honorary director or governor of a number of non- profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada.

Barrick Board Details:

• Director since 1988

Peter A. Crossgrove (71) Toronto, Ontario Canada

Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of QLT Inc., Dundee REIT, Excellon Resources Inc., West Timmins Mining Inc. and Pelangio Mines Inc. Mr. Crossgrove is Chairman of the Canadian Association of Provincial Cancer Agencies and a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and a Member of the Order of Canada.

Barrick Board Details:

• Director since 1993

Name (age) and municipality of residence	Principal occupations during past 5 years
Robert M. Franklin (61) Toronto, Ontario Canada

Mr. Franklin is President of Signalta Capital Corporation, an investment company. From 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc. Mr. Franklin is also a director of Canadian Tire Corporation, Toromont Industries Ltd., First Uranium Corp. and Resolve Business Outsourcing Income Fund and he is a trustee of Stratos Global Corporation. He holds an undergraduate degree from Hillsdale College.

Barrick Board Details:

• Director since 2006

Peter C. Godsoe (69) Toronto, Ontario Canada

Mr. Godsoe is a corporate director. Prior to March 2004, he was the Chairman of the Bank of Nova Scotia, a financial services company, and prior to December 2003, the Chairman and Chief Executive Officer of the Bank of Nova Scotia. Mr. Godsoe is also a director of Ingersoll-Rand Company, Lonmin PLC, Onex Corporation, Rogers Communications Inc. and Templeton Emerging Markets Investment Trust. In addition, he is a director of a number of non-profit organizations, including the Canadian Council of Christians and Jews, Mount Sinai Hospital and Atlantic Institute for Market Studies. Mr. Godsoe holds an undergraduate degree from the University of Toronto and a master’s degree in business administration from Harvard University. He is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ontario. Mr. Godsoe is a member of the Canadian Business Hall of Fame and an Officer of the Order of Canada.

Barrick Board Details:

• Director since 2004

J. Brett Harvey (57) Venetia, Pennsylvania USA

Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a coal, gas and energy services company. He is also a director of CNX Gas Corporation and Allegheny Technologies Inc. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America and serves on the board of directors or advisory council of a number of energy industry associations, including the U.S. National Mining Association, American Coalition for Clean Coal Electricity, Coal Based Generation Stakeholders and the Bituminous Coal Operators’ Association. Mr. Harvey holds an undergraduate degree from the University of Utah.

Barrick Board Details:

• Director since 2005

Name (age) and municipality of residence	Principal occupations during past 5 years
The Right Honourable Brian Mulroney (68) Montreal, Quebec Canada

Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. He is a director of Archer Daniels Midland Company, The Blackstone Group, Independent News and Media, PLC, Quebecor Inc., Quebecor World Inc. and Wyndham Worldwide Corporation. Mr. Mulroney is a member of the international advisory council of a number of companies, including JP Morgan Chase & Co. and Independent News and Media, PLC. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Barrick Board Details:

• Director since 1993

Anthony Munk (47) New York, New York USA

Mr. Anthony Munk is Managing Director of Onex Corporation, a leading North American private equity firm. He also serves as a director of Cineplex Galaxy Income Fund and Husky Injection Molding Systems Ltd. He is a director of The Peter Munk Charitable Foundation and Vice Chairman of the Aurea Foundation. Mr. Munk holds an undergraduate degree from Queen’s University.

Barrick Board Details:

• Director since 1996

Peter Munk (80) Toronto, Ontario Canada

Mr. Peter Munk is the Founder and Chairman of Barrick. On March 27, 2008, Mr. Munk was also appointed as acting Chief Executive Officer of Barrick during a medical leave of absence of Greg Wilkins. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship and an Officer of the Order of Canada.

Barrick Board Details:

• Chairman and Director since 1984

Name (age) and municipality of residence	Principal occupations during past 5 years
Steven J. Shapiro (55) Houston, Texas USA

Mr. Shapiro is a corporate director. Prior to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He is also a director of El Paso Corporation. He serves as chairman of the executive committee of the American Petroleum Institute’s general committee on finance. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Barrick Board Details:

• Director since 2004

Gregory C. Wilkins (52) Toronto, Ontario Canada

Mr. Wilkins is President and Chief Executive Officer of Barrick. On March 27, 2008, Mr. Wilkins commenced a medical leave of absence, during which time Mr. Peter Munk, the Chairman and Founder of Barrick, has been appointed as the acting Chief Executive Officer. Prior to February 2003, he was a corporate director. Prior to May 2002, Mr. Wilkins was the Vice Chairman of TrizecHahn Corporation, a real estate company, and prior to March 2001, he was the President and Chief Operating Officer of TrizecHahn Corporation. He is also a director of Magna International Inc. and Patheon Inc. and a member of the Cabinet for The Heart for University Health Network Campaign. Mr. Wilkins is a Chartered Accountant in Ontario and holds an undergraduate degree from Concordia University.

Barrick Board Details:

• President and Chief Executive Officer since 2003 and Director since 1991

Committees of the Board

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of M.A. Cohen, P.C. Godsoe, R.M. Franklin and S.J. Shapiro.

Audit Committee

The Audit Committee is comprised of S.J. Shapiro, D.J. Carty, J.W. Crow and P.A. Crossgrove.

Compensation Committee

The Compensation Committee is comprised of P.C. Godsoe, M.A. Cohen and J.B. Harvey.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of P.A. Crossgrove, R.M. Franklin, J.B. Harvey and C.W.D. Birchall.

Finance Committee

The Finance Committee is comprised of C.W.D. Birchall, A. Munk, G.C. Wilkins and J.W. Crow.

International Advisory Board

The members of the Board that also sit on the International Advisory Board are B. Mulroney and G. Cisneros.

Executive Officers of the Company

In addition to Peter Munk, Gregory C. Wilkins and C. William C. Birchall, as set out above, the following are the executive officers of the Company as at March 27, 2008:

Name (age) and municipality of residence	Office (date became an Officer)	Principal occupations during past 5 years
Alexander J. Davidson (56) Toronto, Ontario Canada	Executive Vice President, Exploration and Corporate Development (1993)

Executive Vice President, Exploration and Corporate Development of the Company; prior to March 2005, Executive Vice President, Exploration of the Company; prior to May 2003, Senior Vice President, Exploration of the Company.

Kelvin Dushnisky (44) Toronto, Ontario Canada	Executive Vice President, Corporate Affairs (2007)

Executive Vice President, Corporate Affairs of the Company; prior to December 2007, Senior Vice President, Corporate Affairs of the Company; prior to September 2005, Vice President, Regulatory Affairs of the Company; prior to May 2003, Director, Regulatory Affairs of the Company.

Gordon Fife (49) Newmarket, Ontario Canada	Executive Vice President, Organization Effectiveness (2002)

Executive Vice President, Organization Effectiveness of the Company; prior to May 2006, Senior Vice President, Organization Effectiveness of the Company; prior to February 2004, Vice President, Organizational Effectiveness of the Company.

Patrick J. Garver (56) Toronto, Ontario Canada	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Name (age) and municipality of residence	Office (date became an Officer)	Principal occupations during past 5 years
Peter J. Kinver (52) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer (2003)

Executive Vice President and Chief Operating Officer of the Company; prior to February 2004, Executive Vice President, Operations of the Company; prior to August 2003, Divisional Director, Western Division, Anglo American Platinum plc (platinum mining).

Jamie C. Sokalsky (50) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer (1993)	Executive Vice President and Chief Financial Officer of the Company; prior to April 2004, Senior Vice President and Chief Financial Officer of the Company.

Vincent Borg (51) Toronto, Ontario Canada	Senior Vice President, Corporate Communications (2008)	Senior Vice President, Corporate Communications of the Company; prior to February 2006, Vice President, Corporate Communications of the Company.

George Potter (51) Oakville, Ontario Canada	Senior Vice President, Technical Services and Capital Projects (2008)

Senior Vice President, Technical Services and Capital Projects; prior to May 2006, Vice President Technical Services and Projects of the Company; prior to September 2005, Vice President, Capital Projects of the Company.

Gregory A. Lang (53) Sandy, Utah U.S.A.	President, North America (2001)	President, North America of the Company; prior to September 2005, Vice President North America Operations of the Company; prior to February 2004, Vice President, Australian Operations of the Company.

Igor Gonzales (53) La Molina, Lima, Peru	President, South America (2004)	President, South America of the Company; prior to September 2005, Vice President, Peru of the Company; prior to February 2004, Vice President and General Manager, Pierina mine, of the Company.

Name (age) and municipality of residence	Office (date became an Officer)	Principal occupations during past 5 years
Joc O’Rourke (47) Perth, Australia	President, Australia-Pacific (2006)

President, Australia Pacific of the Company; prior to May 2006, Executive General Manager, Australia for Placer Dome; prior to January 2005, General Manager WA Operations, at Iluka Resources Limited; prior to August 2003, General Manager, Operations at Minara Resources Ltd.

Mr. M.A. Cohen, a director of the Company, was a director of Haynes International, Inc. and Collins & Aikman Inc., each a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company or within one year of Mr. Cohen resigning from the board of directors.  On March 29, 2004, Haynes International, Inc. and certain of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.  On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Mulroney, a director of the Company, is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company.  On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1.             The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2.             The function of the Committee is oversight.  The members of the Committee are not full-time employees of the Company.  The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations.  The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.             The Committee’s responsibilities shall include:

                External Auditors

(a)                              retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)                             communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)                              obtaining and reviewing an annual report prepared by the external auditors describing:  the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)                             evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)                              approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)                                reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)                             setting hiring policies with respect to the employment of current or former employees of the external auditors;

                Financial Reporting

(h)                             reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)                                 reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)                                 reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)                              reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)                                 reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)                           reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)                             reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

                                            Internal Controls Over Financial Reporting

(o)                             reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)                             discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)                             reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)                                establishing procedures for:

(i)                            the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)                       the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)                              reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)                                approving in advance the retention and dismissal of the head of internal audit;

Other

(u)                             meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)                             reporting regularly to the Board;

(w)                           reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)                               evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4.             The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board.  To that end, the Committee Chair’s responsibilities shall include:

(a)                                     working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)                                    providing leadership to the Committee and presiding over Committee meetings;

(c)                                     facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)                                    reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)                                     leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)                                       taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.             The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes.  The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee.  The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities.  The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.             The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors.  If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.             All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.             Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”(1). At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.             If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.           The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle.  Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at             the request of the external auditors or the head of internal audit.

11.           The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (S.J. Shapiro, D.J. Carty, J.W. Crow and P.A. Crossgrove). There were seven meetings of the Audit Committee during 2007. All of the

(1) For purposes of this mandate,  “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

members of the Audit Committee attended all of the meetings held in 2007, with the exception of D.J. Carty who attended all but one meeting.

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Donald J. Carty, 61 Dallas, Texas, USA

Mr. Carty is Vice Chairman and Chief Financial Officer of Dell, Inc., a computer company. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Mr. Carty is also the Chairman of Porter Aviation Holdings Inc., Porter Airlines Inc. and Virgin America Airlines. Mr. Carty is also a director of CHC Helicopter Corporation and Dell, Inc. He holds an undergraduate degree and an honorary doctor of laws from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Peter A. Crossgrove, 71 Toronto, Ontario, Canada

Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of QLT Inc., Dundee REIT, Excellon Resources Inc., West Timmins Mining Inc. and Pelangio Mines Inc. Mr. Crossgrove is a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and an Officer of the Order of Canada.

John W. Crow, 71 Toronto, Ontario, Canada

Mr. Crow is President of J&R Crow Inc., an economic and financial consulting firm. He is also a director of TriNorth Capital Inc., Lawrence Enterprise Fund and OFI Income Fund. He is the Chairman of Arts for Children of Toronto. Mr. Crow served as the Governor of the Bank of Canada from 1987 to 1994. Mr. Crow holds an undergraduate degree from Oxford University.

Steven J. Shapiro, 55 Houston, Texas, USA

Mr. Shapiro is a corporate director. Prior to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He is also a director of El Paso Corporation. He serves as chairman of the executive committee of the American Petroleum Institute’s general committee on finance. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Participation on Other Audit Committees

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. J.W. Crow, who will retire from the Board of Directors at Barrick’s upcoming Annual and Special Meeting of Shareholders, currently serves on the audit committees of four other public companies.   Barrick’s Board of Directors has determined that the service of J.W. Crow on the audit committees of such other companies does not impair his ability to effectively serve on the Audit Committee, particularly given his experience as a director of other public companies and the fact that he is retired from full-time employment.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax- related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, management of Barrick is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits.  Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee (or if within a specified dollar threshold, the Committee Chairman).

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2007 and 2006 for professional services rendered to Barrick:

Fees (amount in millions)	2007	2006
Audit Fees(1)	$7.5	$7.2
Audit-Related Fees(2)	0.4	0.2
Tax Fees(3)	1.1	1.7
All Other Fees(4)	0.1	0.1

Total	$9.1	$9.2

(1)          Audit Fees comprise professional services for the audit of Barrick’s annual financial statements, review of Barrick’s interim financial statements, and services normally provided in connection with Barrick’s statutory and regulatory filings.  The Audit Fees for 2007 have decreased by $0.8 million before the effect of foreign currency translation that increased the fees reported in U.S. dollars by $1.1 million.

(2)	Audit-Related Fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions.

(3)	Tax Fees comprise amounts paid for tax compliance and advisory services.

(4)	In 2007, Other Fees comprise amounts paid for accounting and internal audit software applications and accounting research services.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by Barrick in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the SEC) as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2007 our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Barrick’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting will prevent or detect all error and all fraud.

There has been no change in Barrick’s internal control over financial reporting during the year ended December 31, 2007 that materially affected, or that is reasonably likely to materially affect, Barrick’s internal control over financial reporting.  For additional information, see Barrick’s “Management’s Report on Internal Control Over Financial Reporting” in its 2007 Annual Report.

Barrick will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

NON-GAAP FINANCIAL MEASURES

Total Cash Costs

Total cash costs per ounce are a non-GAAP financial measure.  Total cash costs per ounce include all costs absorbed into inventory, as well as royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization.  The presentation of these statistics in this manner allows Barrick to monitor and manage those factors that impact production costs on a monthly basis.  Barrick calculates total cash costs based on its equity interest in production from its mines.  Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons mined.  Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented.  In Barrick’s income statement, amortization is presented separately from cost of sales.  Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement.  Barrick has provided the reconciliations set out below to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics.  Under purchase accounting rules, Barrick recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition.  As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition, impacts cost of sales.  The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin.  Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.

Management believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis.  For mines where Barrick holds less than a 100% share in the production, it excludes the economic share of gold production that flows to its partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although Barrick fully consolidated this mine in its Consolidated Financial Statements, its production and total cash cost statistics only reflect its equity share of the production.

In managing its mining operations, Barrick disaggregates cost of sales between amortization and the other components of cost of sales.  Barrick uses total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of its regional business units.  Management uses these statistics to assess how well the Company’s regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of the Company’s mining operations.  Management also use amortization costs per ounce/pound statistics to monitor business performance.  By disaggregating cost of sales into these two components and separately monitoring them, management is better able to identify and address key performance trends.  Management believes that the presentation of these statistics in this manner in this Annual Information Form enhances the ability of investors to assess the Company’s performance.  These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect Barrick’s profitability and ability to generate cash flow.

The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick.  Management believes that it has compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect.  Management believes that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.

Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.  The measures are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP.  Other companies may calculate these measures differently.

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	For the years ended December 31
($ millions, except per ounce/pound	Gold			Copper(1)
information in dollars)	2007	2006	2005	2007	2006
Cost of sales(2)	$2,842	$2,348	$1,214	$342	$393
Cost of sales at South Deep included in discontinued operations	—	101	—	—	—
Cost of sales attributable to non-controlling interests(3)	(15)	(63)	(8)	—	—
Inventory purchase accounting adjustments included in cost of sales(4)	—	(11)	—	(9)	(97)
Cost of sales – equity basis	2,827	2,375	1,206	333	296
Amortization at producing mines – consolidated	865	648	409	119	68
Amortization at South Deep included in discontinued operations	—	18	—	—	—
Amortization at producing mines attributable to non-controlling interests(3)	(6)	(16)	(5)	—	—
Amortization at producing mines – equity basis	859	650	404	119	68
Inventory purchase accounting adjustments(4)	—	11	—	9	97
Cost of sales including amortization and inventory purchase accounting adjustments – equity basis	$3,686	$3,036	$1,610	$461	$461

	For the years ended December 31
Total cash costs per ounce/pound	Gold			Copper(1)
(Per ounce/pound information in dollars)	2007	2006	2005	2007	2006
Ounces/pounds sold – consolidated (thousands/millions)	8,108	8,566	5,333	401	376
Sales attributable to non-controlling interests(3)	(53)	(176)	(13)	—	—
Ounces/pounds sold – equity basis	8,055	8,390	5,320	401	376
Total cash costs per ounce/pound – equity basis	$350	$283	$227	$0.83	$0.79
Amortization per ounce/pound – equity basis	104	81	76	0.30	0.17
Inventory purchase accounting adjustments per ounce/pound	—	1	—	0.02	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests(3)	1	9	8	—	—
Total costs per ounce/pound(5) – consolidated basis	$455	$374	$311	$1.15	$1.22

(1)	The 2005 comparative periods for copper have been omitted as Barrick did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.
(2)	The aggregate amount of cost of sales for gold and copper is as per Barrick’s Consolidated Financial Statements.
(3)	Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.
(4)	Based on Barrick’s equity interest.
(5)	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

Realized Price

Management uses a performance measure internally that represents revenues under U.S. GAAP, adjusted for unrealized gains and losses on non-hedge derivatives.  The use of this measure is intended to enable management to better understand the price realized each period for gold and copper sales.  Management believes that this measure better reflects Barrick’s performance in each period and is a better indication of its expected performance in future periods.  Changes in the unrealized mark-to-market value of non-hedge gold and copper derivatives occur each period due to changes in market factors such as spot and forward gold and copper prices.  The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.  Management includes such unrealized mark-to-market gains and losses in a list of “special items” that have affected its results.  These gains and losses relate to derivative instruments that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity.  Barrick’s realized price statistics, excluding unrealized mark-to-market value of non-hedge gold and copper derivatives, are intended to provide additional information, do not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.  The measures are not necessarily indicative of operating profit or cash flow from operations as determined under U.S.GAAP.  Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable U.S. GAAP measure.

Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Derivatives from Realized Prices

	For the Years ended December 31
	Gold			Copper
($ millions, except per ounce/pound data in dollars)	2007	2006	2005	2007	2006
Sales(1)	$5,027	$4,493	$2,348	$1,305	$1,137
Sales attributable to non-controlling interests(2)	(38)	52	(15)	—	—
Sales – equity basis	4,989	4,545	2,333	1,305	1,137
Unrealized non-hedge gold/copper derivative (gains) losses	(2)	7	—	(26)	14
Sales - equity basis, excluding non-hedge gold/copper derivative (gains) losses	4,987	4,552	2,333	1,279	1,151
Sales (thousands of ounces/millions lbs)	8,055	8,390	5,320	401	376
Realized gold/copper price per oz/lb (including unrealized non-hedge gold/copper derivative gains and losses)	619	542	439	3.25	3.02
Unrealized non-hedge gold/copper derivative (gains) losses–per ounce/pound	—	1	—	(0.06)	0.04
Realized gold/copper price per oz/lb (excluding unrealized non-hedge gold/copper derivative gains and losses)	$619	$543	$439	$3.19	$3.06

(1)   As per Barrick’s income statement.

(2)   Gold sales include sales attributable to South Deep in 2006, included in discontinued operations.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 27, 2008. As well, additional financial information is provided in the Company’s 2007 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under U.S. GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2007 (as prepared under U.S. GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) and from the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) (www.sec.gov).  Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.